UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

March 31, 2026

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

March 31, 2026

Contents

Independent auditors’ report on individual and consolidated quarterly information	1
Individual and consolidated quarterly information
Statement of financial position	3
Statements of profit and loss	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the individual and consolidated quarterly information	31
Tax Council Opinion	115
Statement of the Executive Officers on the individual and consolidated quarterly information	116
Statement of the Executive Officers on the Independent auditors' report	117

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

Shape the future
with confidence

**A free translation from Portuguese into English of Independent Auditor's review report on quarterly information prepared in Brazilian currency in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB)**

# Independent auditor's review report on quarterly information

The Shareholders of
Tim S.A.
Rio de Janeiro - RJ

## Introduction

We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Tim S.A. (the "Company") for the quarter ended March 31, 2026, which comprises the statement of financial position as of March 31, 2026 and the related statements of profit and loss and of comprehensive income, of changes in shareholder's equity and of cash flows for the three-month period then ended, and notes to the interim financial information, including material accounting policies and other explanatory information.

The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and IFRS Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

## Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

EY

Shape the future
with confidence

**Other matters**

*Statements of value added*

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the three-month period ended March 31, 2026, prepared under the Company management's responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall interim financial information.

**Other information accompanying the individual and consolidated interim financial information and the auditor's report**

Management is responsible for such other information, which comprises the Management Report.

Our conclusion on the individual and consolidated interim financial information does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our review of the individual and consolidated interim financial information, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the individual and consolidated interim financial information or our knowledge obtained in the review or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Rio de Janeiro, May 05, 2026.

ERNST & YOUNG
Auditores Independentes S/S Ltda.
CRC SP-015199/F

Beatriz Gonçalves de Moraes Nicolaci
Accountant CRC - RJ 091370/O

2

TIM S.A. and TIM S.A. and SUBSIDIARY
Statement of financial position
March 31, 2026 and December 31, 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2026	December 2025	March 2026

Assets		57,663,931	56,939,179	57,796,095

Current assets		13,978,703	13,464,205	14,085,989
Cash and cash equivalents	4	3,978,689	3,610,324	4,021,768
Marketable securities	5	1,849,550	2,274,316	1,849,550
Trade accounts receivable	6	5,125,501	4,901,777	5,169,439
Inventories	7	387,484	357,204	387,484
Recoverable income tax and social contribution	8.a	49,836	68,769	50,479
Recoverable taxes, fees and contributions	9	1,100,035	1,138,888	1,107,581
Prepaid expenses	10	734,805	329,362	746,453
Derivative financial instruments	36	447,706	452,203	447,706
Leases	17	34,416	34,098	34,416
Other assets	13	270,681	297,264	271,113

Non-current assets		43,685,228	43,474,974	43,710,106
Long-term receivables		4,479,981	4,450,514	4,484,471
Marketable securities	5	29,403	26,339	34,861
Trade accounts receivable	6	116,124	137,306	123,875
Recoverable income tax and social contribution	8.a	273,239	258,415	273,239
Recoverable taxes, fees and contributions	9	916,127	911,704	916,127
Deferred income tax and social contribution	8.c	1,399,377	1,355,604	1,388,073
Judicial deposits	11	674,483	677,150	676,426
Prepaid expenses	10	340,662	340,247	341,304
Leases	17	196,357	200,148	196,357
Financial assets	12	502,086	514,109	502,086
Other assets	13	32,123	29,492	32,123

Investments	14	1,396,505	1,260,486	1,232,409
Property, plant and equipment	15	23,234,088	23,171,451	23,246,133
Intangible assets	16	14,574,654	14,592,523	14,747,093

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
Statement of financial position
March 31, 2026 and December 31, 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2026	December 2025	March 2026

Total liabilities and shareholders' equity		57,663,931	56,939,179	57,796,095

Total liabilities		33,243,807	32,961,788	33,375,971

Current liabilities		15,294,566	15,201,168	15,381,120
Suppliers	18	5,165,588	5,138,780	5,178,909
Loans and financing	20	955,774	925,626	978,887
Lease liabilities	17	1,643,501	1,702,899	1,644,346
Derivative financial instruments	36	137,018	168,711	137,018
Labor obligations		422,260	361,271	429,488
Income tax and social contribution payable	8.b	184,323	162,102	184,323
Taxes, fees and contributions payable	21	5,052,480	4,855,551	5,054,883
Dividends and interest on shareholders' equity payable	25	1,116,400	1,219,319	1,116,400
Authorizations payable	19	325,726	321,761	325,726
Deferred revenues	22	204,941	259,527	244,548
Other liabilities and provision		86,555	85,621	86,592

Non-current liabilities		17,949,241	17,760,620	17,994,851
Loans and financing	20	1,814,289	1,853,097	1,853,111
Lease liabilities	17	12,261,654	12,061,969	12,263,128
Income tax and social contribution payable	8.b	26,304	19,395	26,304
Taxes, fees and contributions payable	21	32,877	33,208	32,877
Provision for legal and administrative proceedings	23	1,591,027	1,559,687	1,591,027
Pension plan and other post-employment benefits	37	4,485	4,485	4,485
Authorizations payable	19	1,187,766	1,159,672	1,187,766
Deferred revenues	22	409,931	506,184	412,388
Obligations to shareholders	24	534,195	534,292	534,195
Other liabilities and provision		86,713	28,631	89,570

Shareholders' equity	25	24,420,124	23,977,391	24,420,124
Share capital		13,477,891	13,477,891	13,477,891
Capital reserves		393,267	388,236	393,267
Profit reserves		10,203,372	10,192,763	10,203,372
Equity valuation adjustments		(2,960)	(2,960)	(2,960)
Treasury shares		(78,539)	(78,539)	(78,539)
Profit for the period		427,093	-	427,093

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
Statements of profit and loss
Periods ended March 31, 2026 and 2025
(In thousands of reais, unless otherwise indicated)

		Parent Company		Consolidated
	Note	March 2026	March 2025	March 2026

Net revenue	27	6,766,305	6,393,641	6,806,150

Costs of services rendered and goods sold	28	(3,212,669)	(3,084,002)	(3,242,018)
Gross income		3,553,636	3,309,639	3,564,132

Operating revenues (expenses):
Selling expenses	28	(1,511,601)	(1,489,229)	(1,517,724)
General and administrative expenses	28	(465,582)	(435,666)	(470,767)
Equity in earnings	14	(29,987)	(26,647)	(28,077)
Other revenues (expenses), net	29	(33,079)	(65,959)	(33,046)
		(2,040,249)	(2,017,501)	(2,049,614)

Income before financial revenues and expenses		1,513,387	1,292,138	1,514,518

Financial revenues (expenses):
Financial revenues	30	380,296	305,305	381,450
Financial expenses	31	(908,865)	(870,530)	(910,783)
Net foreign exchange variations	32	(505)	(33,241)	(525)
		(529,074)	(598,466)	(529,858)
Profit before income tax and social contribution		984,313	693,672	984,660

Income tax and social contribution	8.d	(167,220)	103,950	(167,567)

Net profit for the period		817,093	797,622	817,093

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.34	0.33	0.34

Diluted earnings per share	33	0.34	0.33	0.34

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended March 31, 2026 and 2025
(In thousands of reais)

	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Net profit for the period	817,093	797,622	817,093

Other components of the comprehensive income
Item that will not be reclassified to income (loss):	-	-	-
Total comprehensive income for the period	817,093	797,622	817,093

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2026
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2026	13,477,891	388,236	1,714,578	5,335,142		-		3,143,043	(2,960)	(78,539)	-	23,977,391

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	817,093	817,093
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	817,093	817,093
Long-term incentive plan (Note 26)	-	5,031	-	-		-		-	-	-	-	5,031
Interest on Shareholders’ Equity (Note 25.d)	-	-	-			-					(390,000)	(390,000)
Unclaimed dividends/Interest on shareholders’ equity	-	-	-	10,609				-	-	-	-	10,609
Total contribution from shareholders and distribution to shareholders	-	5,031	-	10,609		-		-	-	-	(390,000)	(374,360)
Balances on March 31, 2026	13,477,891	393,267	1,714,578	5,345,751		-		3,143,043	(2,960)	(78,539)	427,093	24,420,124

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	797,622	797,622
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	797,622	797,622
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 26)	-	6,310	-	-		-		-	-	-	-	6,310
Purchase of treasury shares, net of disposals	-	-	-	-		-		-	-	(13,021)	-	(13,021)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	(490,000)		-					(200,000)	(690,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution of reserve for expansion (Note 25)	-	-	-	2,050,000		(2,050,000)			-		-	-
Total contribution from shareholders and distribution to shareholders	-	6,310	-	(490,000)		(2,050,000)		-	-	(13,021)	(200,000)	(2,746,711)
Balances on March 31, 2025	13,477,891	379,330	1,521,086	5,795,419		-		2,702,955	(2,284)	(16,472)	597,622	24,455,547

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2026 and 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2026	March 2025	March 2026
Operating activities
Profit before income tax and social contribution		984,313	693,672	984,660
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	1,736,626	1,745,916	1,738,642
Equity in earnings	14	29,986	26,647	28,077
Residual value of written-off property, plant and equipment and intangible assets		2,020	3,006	2,020
Interest on asset retirement obligation		(237)	1,567	(237)
Provision for legal and administrative proceedings	23	80,694	63,968	80,694
Inflation adjustment on judicial deposits and legal and administrative proceedings		47,158	14,624	47,128
Interest, monetary and exchange rate variations on loans and other financial adjustments		193,993	203,492	195,871
Yield from marketable securities		(65,183)	(79,315)	(65,183)
Interest on lease liabilities	31	470,548	379,446	470,606
Lease interest	30	(7,137)	(7,083)	(7,137)
Provision for expected credit losses	28	225,857	182,045	225,386
Income (loss) from operations with other derivatives		-	165,780	-
Long-term incentive plans		5,031	6,310	5,031
		3,703,669	3,400,075	3,705,558
Decrease (increase) in operating assets
Trade accounts receivable		(449,808)	(108,375)	(439,558)
Recoverable taxes, fees and contributions		94,765	134,938	95,864
Inventories		(30,280)	(36,008)	(30,280)
Prepaid expenses		(405,858)	(375,994)	(402,933)
Judicial deposits		10,400	4,820	10,400
Other assets		24,308	3,443	24,007
Increase (decrease) in operating liabilities
Labor obligations		60,989	57,710	60,842
Suppliers		63,696	(438,778)	63,502
Taxes, fees and contributions payable		61,387	100,849	58,562
Authorizations payable		7,641	6,019	7,641
Payments for legal and administrative proceedings	23	(104,243)	(105,379)	(104,243)
Deferred revenues		(150,839)	(19,254)	(157,711)
Other liabilities		(68,395)	(78,871)	(67,813)
Cash generated by operations		2,817,432	2,545,195	2,823,838
Income tax and social contribution paid		(157,826)	(49,243)	(157,826)
Net cash generated by operating activities		2,659,606	2,495,952	2,666,012

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2026 and 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2026	March 2025	March 2026

Investment activities
Redemptions of marketable securities		2,200,035	2,107,991	2,200,035
Investments on marketable securities		(1,713,151)	(2,084,000)	(1,718,608)
Capital contribution 5G Fund		-	(84,984)	-
Additions to property, plant and equipment and intangible assets		(1,353,883)	(1,339,122)	(1,353,901)
Receipt according to C6		-	52,000	-
Payment in the acquisition of V8, net of acquired cash	1.2.2	(90,016)	-	(42,728)
Other		10,612	15,521	10,610
Net cash used in investment activities		(946,403)	(1,332,594)	(904,592)

Financing activities
Amortization of loans and financing	36	(66,039)	(98,956)	(70,547)
Interest paid - Loans and financing	36	(4,380)	(6,996)	(4,823)
Payment of lease liability	36	(374,045)	(401,805)	(374,145)
Interest paid on lease liabilities	36	(479,902)	(390,114)	(479,989)
Payments for reverse stock split and stock split operations		(112)	-	(112)
Lease incentives received		65,786	3,842	65,786
Derivative financial instruments		(7,993)	(4,639)	(7,993)
Purchase of treasury shares, net of disposals		-	(13,021)	-
Dividends and interest on shareholders’ equity paid	25	(478,153)	(670,044)	(478,153)
Net cash used in financing activities		(1,344,838)	(1,581,733)	(1,349,976)

Increase (decrease) in cash and cash equivalents		368,365	(418,375)	411,444
Cash and cash equivalents at the beginning of the period		3,610,324	3,258,743	3,610,324
Cash and cash equivalents at the end of the period		3,978,689	2,840,368	4,021,768

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended March 31, 2026 and 2025
(In thousands of reais)
	Parent Company		Consolidated
	March 2026	March 2025	March 2026
Revenues
Gross operating revenue	10,667,223	9,467,889	10,711,472
Losses on doubtful accounts	(225,857)	(182,045)	(225,386)
Discounts granted, returns and others	(2,869,831)	(2,066,863)	(2,869,831)
	7,571,535	7,218,981	7,616,255
Inputs acquired from third parties
Cost of services rendered and goods sold	(1,379,008)	(1,215,391)	(1,398,609)
Materials, energy, outsourced services and other	(870,865)	(933,557)	(877,298)
	(2,249,873)	(2,148,948)	(2,275,907)
Withholding
Depreciation and amortization	(1,736,626)	(1,745,916)	(1,738,642)
Net value added produced	3,585,036	3,324,117	3,601,706
Value added received in transfer
Equity in earnings	(29,986)	(26,647)	(28,077)
Financial revenues	432,622	190,062	433,825
	402,636	163,415	405,748
Total value added payable	3,987,672	3,487,532	4,007,454

Distribution of value added
Personnel and charges
Direct remuneration	192,778	196,435	200,824
Benefits	78,431	75,238	80,463
FGTS (Severance Pay Fund)	20,486	20,203	21,180
Other	11,310	7,589	11,370
	303,005	299,465	313,837
Taxes, fees and contributions
Federal	793,108	500,578	798,763
State	767,741	749,327	767,742
Municipal	32,361	33,041	33,646
	1,593,210	1,282,946	1,600,151
Third-party capital remuneration
Interest	951,958	786,310	953,900
Rentals	322,284	320,035	322,351
	1,274,242	1,106,345	1,276,251
Other
Social investment	122	1,154	122
	122	1,154	122
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	390,000	200,000	390,000
Retained earnings	427,093	597,622	427,093
	817,093	797,622	817,093

See the accompanying notes to the individual and consolidated quarterly information.

11

# 1Q26 | EARNINGS RELEASE

TIM

# The 2026 journey begins with consistent progress in the first quarter

| SERVICE REVENUE | MOBILE SERVICE REVENUE | POSTPAID REVENUE |
|---|---|---|
| **6.5% YoY** (1Q26) | **5.6% YoY** (1Q26) | **7.5% YoY** (1Q26) |
| Growth driven by advances in Mobile and Ultrafibra | Solid postpaid performance and a steady pace of prepaid deceleration | Consistent revenue growth alongside customer base expansion |

| EBITDA-AL | OP. CASH FLOW | SHAREHOLDER REMUNERATION |
|---|---|---|
| **7.8% YoY** (1Q26) | **16.8% YoY** (1Q26) | **R$ 390 Mln** (1Q26) |
| Strong growth with margin expansion: **37.1%** (+0.5 p.p. YoY) | Cash generation with margin increase: **17.2%** (+1.5 p.p. YoY) | Announced as Interest on Capital until March 2026 |

## Acquisition of V8.Tech: Together, we are more than the sum of our parts.

**V8.TECH IN A NUTSHELL:**

- 10 years of history, with more than 240 customers and approx. 300 employees
- Convergent solutions for TIM in IoT and AI applied to business verticals
- R$ 40 mln in net revenue in Feb and Mar/26

**V8 + TIM: MULTIPLYING POTENTIAL**

Scale, capillarity, and the ability to expand scope across accounts where V8 already operates

TIM
V8

Relationships within named accounts, deep technical expertise, and speed of delivery

## New financial partnership with PicPay: Expansion of the digital ecosystem

PicPay

- Partnership with PicPay expands TIM's digital ecosystem and marks the return to financial services
- Access to a base of 67 million accounts and one of the largest digital banks in the country
- Creation of new revenue avenues via cross-selling and loyalty
- Integrated offer of financial services with 100% digital journeys. Customer benefits linked to loyalty (cashback, vouchers and marketplace)

## AI Program Execution: early deliverables already translating into initial benefits

**SOFTWARE DEVELOPMENT, DATA ACCESS, AND DIGITAL JOURNEY**

- Deployment of AI agents across the software development lifecycle to enhance productivity, optimize factory-related Capex and accelerate time-to-market: **+22% of productivity gains**
- Evolution of Digital Channels Data Layer to an AI-ready cloud architecture (Bigtable) optimizing digital experience: **+60% of license cost efficiency**

**ACCELERATING AI ADOPTION AND MAXIMIZING GAINS**

- Partnerships: expansion with Microsoft and Google accelerates AI adoption
- Scaling Agentic AI: foundation for new operating model
- Applying AI FinOps

* EBITDA and Net Income normalized according to the items indicated in their respective sections. EBITDAAL excluding the impact of fines from the decommissioning of the sites. Operating Cash Flow ("OpCF") represents EBITDAAL (-) Capex

12

# 1Q26 | EARNINGS RELEASE

TIM

## FINANCIAL AND OPERATIONAL HIGHLIGHTS

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *FINANCIAL (R$ million)* | | | | | |
| **Net Revenues** | **6,806** | **6,394** | **6.5%** | **6,920** | **-1.6%** |
| Services Revenues | 6,644 | 6,240 | 6.5% | 6,665 | -0.3% |
| Mobile Service | 6,253 | 5,922 | 5.6% | 6,305 | -0.8% |
| Fixed Service | 391 | 319 | 22.8% | 359 | 8.9% |
| Normalized* Operating Expenses | (3,519) | (3,310) | 6.3% | (3,248) | 8.3% |
| **Normalized* EBITDA** | **3,287** | **3,084** | **6.6%** | **3,672** | **-10.5%** |
| Normalized* EBITDA Margin | 48.3% | 48.2% | 0.1p.p. | 53.1% | -4.8p.p. |
| **Normalized* EBITDA-AL** | **2,523** | **2,340** | **7.8%** | **2,921** | **-13.6%** |
| Normalized* EBITDA-AL Margin | 37.1% | 36.6% | 0.5p.p. | 42.2% | -5.1p.p. |
| **Normalized* Net Income** | **821** | **810** | **1.3%** | **1,349** | **-39.1%** |
| Capex | (1,354) | (1,339) | 1.1% | (1,347) | 0.5% |
| **OpCF (Normalized* EBITDA-AL - Capex)** | **1,169** | **1,001** | **16.8%** | **1,574** | **-25.7%** |
| *OPERATIONAL ('000)* | | | | | |
| **Mobile Customer Base** | **61,986** | **62,039** | **-0.1%** | **61,974** | **0.02%** |
| Prepaid | 28,871 | 31,269 | -7.7% | 29,226 | -1.2% |
| Postpaid | 33,116 | 30,770 | 7.6% | 32,748 | 1.1% |
| **TIM Ultrafibra Customer Base** | **880** | **790** | **11.4%** | **850** | **3.6%** |

* EBITDA normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25). Net Income normalized by non-recurring effects on EBITDA and Income Tax (-R$2.0 million in 1Q26 and -R$6.5 million in 1Q25). EBITDA AL excluding the impact of fines from the decommissioning of the sites.

## INVESTOR RELATIONS

### RESULTS CONFERENCE

May 6th, 2026, at:
10 a.m. (BRT) / 9 a.m. (US EST)
Video conference (Zoom): Click here

### CONTACTS

Email: ri@timbrasil.com.br
Website: ri.tim.com.br

13

# RECENT AND SUBSEQUENT EVENTS

## Shareholder Remuneration

On March 18, 2026, the Board of Directors of TIM S.A. approved the distribution of Interest on Capital ("IoC") in the amounts of R$390 million. For more details, visit the website of Investor Relations of TIM S.A.: Filings

## Acquisition of All I-Systems Shares

On February 11, 2026, TIM S.A. informed the market that it has entered into a Share Purchase Agreement with IHS Fiber Brasil - Cessão de Infraestruturas Ltda. ("IHS Brasil"), which regulates the terms and conditions for the acquisition, by the Company, of all the shares issued by I-Systems ("I-Systems") currently held by IHS Brasil, corresponding to 51% of the total share capital of I-Systems. After the conclusion of the transaction, TIM S.A., which already owned 49% of the shares of I-Systems, will hold all the shares. The completion of the transaction is subject to corporate and regulatory approvals. For more details, visit the website of Investor Relations of TIM S.A.: Filings

14

# FINANCIAL HIGHLIGHTS

## NET OPERATING REVENUE

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Total Net Revenue | 6,806 | 6,394 | 6.5% | 6,920 | -1.6% |
| Services Revenue | 6,644 | 6,240 | 6.5% | 6,665 | -0.3% |
| Mobile Service | 6,253 | 5,922 | 5.6% | 6,305 | -0.8% |
| Client Generated | 5,819 | 5,542 | 5.0% | 5,897 | -1.3% |
| Interconnection | 110 | 84 | 31.5% | 82 | 33.8% |
| Customer Platform | 26 | 22 | 20.9% | 48 | -45.2% |
| Others | 298 | 274 | 8.8% | 279 | 7.0% |
| Fixed Service | 391 | 319 | 22.8% | 359 | 8.9% |
| of which TM Ultrafibra | 243 | 218 | 11.4% | 238 | 2.0% |
| Product Revenue | 162 | 153 | 5.4% | 255 | -36.7% |

### Total Net Revenue ("NR"): R$6,806 million in 1Q26 (+6.5% YoY)

Total Net Revenue recorded another consistent growth, supported by progress on the main fronts, with evolution in Services and Products revenues.

#### Service Revenue (+6.5% YoY in 1Q26)

The advance was supported by another solid postpaid result and by the acceleration of Ultrafibra's positive performance.

#### Product Revenue (+5.4% YoY in 1Q26)

The positive performance was driven by significant growth in handset and accessory sales, reflecting the strong market demand during the quarter. In addition, unlike in 1Q25, when we faced an occasional supply shortage, product availability was better this quarter, which also contributed to the results achieved.

15

## MOBILE SEGMENT:

### Mobile Service Revenue ("MSR") (+5.6% YoY in 1Q26) | Mobile ARPU (R$33.7; +5.8% YoY)

MSR's performance once again reflected the consistency of postpaid, which continues to be the main growth engine for the segment. This result led ARPU to another robust evolution, highlighting the focus on value generation supported by the strategy of providing customers with the 'Best Service, Network and Offer'.

### Client Generated Revenue ("CGR") (+5.0% YoY in 1Q26)

CGR corresponds to MSR after excluding interconnection, customer platform, and other revenues. The performance was positively influenced by two revenue streams: TIM customers (postpaid and prepaid) and 'non-TIM' customers, especially international roaming services, which typically have a favorable impact in the first quarter.

### Interconnection Revenue (+31.5% YoY in 1Q26)

This growth is mainly explained by the execution of agreements with other operators.

### Customer Platform Revenue (+20.9% YoY in 1Q26)

The increase was driven by positive results on our key mobile advertising, digital safety and health fronts.

### Other Revenues (+8.8% YoY in 1Q26)

The growth reflects the contribution of revenues from infrastructure-sharing agreements.

The following is the performance by mobile client profile:

### POSTPAID

#### Revenue (+7.5% YoY in 1Q26) | ARPU ex-M2M (R$55.1; +1.6% YoY)

The postpaid result shows the monetization of the customer base, explained by the price adjustments applied to the offers and by a consistent process of migration to higher-value plans throughout the quarter. This dynamic, combined with the growth of the customer base (+7.6% YoY) and a controlled churn level, contributed to the positive performance of the segment.

### PREPAID

#### Revenue (-6.5% YoY in 1Q26) | ARPU (R$14.1; +1.6% YoY)

Prepaid maintained the stabilization trajectory observed since 3Q25, even in a context marked by seasonal factors typical of the first quarter, such as Carnival, and by the continuous migration of customers to Controle plans.

16

## FIXED SEGMENT

### Fixed Service Revenue ("FSR") (+22.8% YoY in 1Q26)

FSR's performance was mainly driven by Ultrafibra's revenue, which has been recovering over the last two quarters. In addition, with the completion of the acquisition of the entire share capital of V8 Consulting S.A. ("V8" or "V8.Tech"), revenue from this asset is consolidated in the fixed segment, thus serving as a second driver of performance.

### TIM ULTRAFIBRA

#### Revenue (+11.4% YoY in 1Q26) | ARPU FTTH (R$93.8; +3.2% YoY)

TIM Ultrafibra recorded growth for another quarter as a result of improvements in broadband services and in sales and customer service channels. This was reflected in 36k net additions of FTTH in 1Q26, bringing the total base to 880k customers (almost entirely FTTH). This advance was accompanied by an improvement in the profile of the base, with a focus on premium customers – 92% of the base already operating at speeds of 400 Mbps or higher.

## OPERATING COSTS AND EXPENSES

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Reported Operating Expenses | (3,525) | (3,329) | 5.9% | (3,275) | 7.6% |
| Normalized* Operating Expenses | (3,519) | (3,310) | 6.3% | (3,248) | 8.3% |
| Personnel | (383) | (358) | 6.9% | (360) | 6.3% |
| Selling & Marketing | (936) | (963) | -2.8% | (906) | 3.3% |
| Network & Interconnection | (1,496) | (1,322) | 13.2% | (1,146) | 30.5% |
| General & Administrative | (221) | (211) | 4.9% | (209) | 5.7% |
| Cost Of Goods Sold (COGS) | (225) | (209) | 7.6% | (363) | -38.1% |
| Bad Debt | (225) | (182) | 23.8% | (201) | 12.2% |
| Other operational revenues (expenses) | (33) | (66) | -49.9% | (63) | -47.5% |
| Normalized* Operating Expenses Ex-COGS | (3,294) | (3,101) | 6.2% | (2,885) | 14.2% |

* Operating costs normalized by: consulting service costs for strategic projects (+R$6.0 million in 1Q26), and legal service costs in the context of the closing of the dispute with the former financial services partner (+R$19.0 million in 1Q25).

### Operating Costs and Expenses: R$3,519 million in 1Q26 (+6.3% YoY; 51.7% of NR)

The result of Normalized Operating Costs and Expenses was mainly influenced by higher pressures on the network and interconnection cost line, in addition to the incremental costs arising from V8.Tech.

17

**Personnel: (+6.9% YoY in 1Q26; 5.6% of NR)**

The growth is mainly explained by the annual adjustments in salaries and benefits, in addition to the increase in other charges related to employees.

**Selling and Marketing (-2.8% YoY in 1Q26; 13.8% of NR)**

The decrease is explained by: (i) despite the start of the new Big Brother Brasil sponsorship, advertising expenses were lower year-over-year, reflecting a more balanced allocation of campaigns throughout the period; and (ii) lower expenses related to the operational management of clients, including customer service, collections, and payment activities, enabled by the continuous digitalization process.

**Network and Interconnection (+13.2% YoY in 1Q26; 22.0% of NR)**

The increase reflects: (i) higher traffic costs in international roaming services, partially impacted by seasonal effects; (ii) growth in spending on digital content providers; and (iii) higher expenses in infrastructure-sharing agreements.

**General and Administrative ("G&A")[1] (+4.9% YoY in 1Q26; 3.3% of NR)**

The increase stems from additional costs attributable to hiring specialized services from third-party providers.

**Cost of Goods Sold ("COGS") (+7.6% YoY in 1Q26; 3.3% of NR)**

The growth reflects the increase in product revenue, driven by higher sales of handsets and accessories.

**Bad Debt (+23.8% YoY in 1Q26; 3.3% of NR) | % Total Gross Revenue (2.1%; +0.2 p.p. YoY)**

The increase is mainly explained by the higher exposure of the customer base to delinquency, due to the consistent growth of postpaid, which currently represents 53% of the total base. As a result, the Bad Debt-to-Gross Revenue ratio reached 2.1%.

**Other Operating Expenses (Revenues) (-49.9% YoY in 1Q26; 0.5% of NR)**

The reduction is explained by the combination of three factors: favorable effects from the contractual renegotiation with American Towers do Brasil – Cessão de Infraestrutura S.A. ("ATC"), partially offset by a higher volume of provisions for contingencies and increased expenses related to FUST/FUNTTEL fees.

---

[1] The G&A line had a non-recurring impact of R$6.0 million in 1Q26, related to consulting service costs for strategic projects, and R$19.0 million in 1Q25, related to legal services costs in the context of the closing of the dispute with the former financial services partner.

18

## FROM EBITDA TO NET INCOME

From EBITDA to Net Income (1Q26)
(R$ Mln; %YoY)
(+6.6% YoY)
3,287
Margin
48.3%
(-0.4% YoY)
-1,739
(+5.4% YoY)
-28
(-11.5% YoY)
-530
(n.a.)
-170
(+1.3% YoY)
821
EBITDA
D&A
Equity in Earnings
Net Financial Results
Income Tax
Net Income

### EBITDA[2]: R$3,287 million in 1Q26 (+6.6% YoY) | Margin: 48.3% (+0.1 p.p. YoY)

Normalized EBITDA ("Earnings before Interest, Taxes, Depreciation, Amortization and Equity") showed consistent growth, supported by revenue expansion and tight control of operating expenses, resulting in margin stability.

### EBITDA-AL[3]: R$2,523 million in 1Q26 (+7.8% YoY) | Margin-AL: 37.1% (+0.5 p.p. YoY)

Normalized EBITDA-AL ("After Lease") corresponds to Normalized EBITDA after the incorporation of lease effects. The indicator grew in the quarter, supported by the expansion of operating income and the control of lease impacts.

EBITDA-AL (1Q26)
(R$ Mln; %YoY)
3,287
-787
23
(+7.8% YoY)
2,523
Margin
37.1%
EBITDA
Leases
Excluding Decommissioning Fines
EBITDA-AL

[2] EBITDA normalized by non-recurring effects on Operating Costs and Expenses (+R$6.0 million in 1Q26 and +R$19.0 million in 1Q25).

[3] EBITDA-AL normalized by non-recurring effects on EBITDA and excluding the impact of fines from the decommissioning of sites.

19

## DEPRECIATION AND AMORTIZATION ("D&A")

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Depreciation | (1,234) | (1,266) | -2.6% | (1,273) | -3.1% |
| of which Depreciation of Leases | (443) | (415) | 6.7% | (428) | 3.5% |
| Amortization | (505) | (479) | 5.3% | (504) | 0.1% |
| Total D&A | (1,739) | (1,746) | -0.4% | (1,777) | -2.2% |

### D&A (-0.4% YoY in 1Q26)

The result reflects the combined effect of: (i) lower depreciation of telecom infrastructure and equipment; (ii) higher depreciation of lease rights of use; and (iii) increased software amortization.

## NET FINANCIAL RESULT

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Cash Items** | **(560)** | **(417)** | **34.2%** | **(397)** | **41.0%** |
| Financial Debt Interest (Net of Derivatives) | (77) | (68) | 13.2% | (85) | -9.6% |
| Interest related to Cash & Cash Equivalents | 199 | 167 | 18.9% | 239 | -16.8% |
| Net Leases Interest | (463) | (372) | 24.5% | (419) | 10.6% |
| Others | (218) | (144) | 51.4% | (131) | 65.8% |
| **Non-Cash Items** | **30** | **(181)** | **n.a.** | **31** | **-2.9%** |
| Mark-to-market from Derivative | 30 | (20) | n.a. | 31 | -2.9% |
| C6 Mark-to-market | - | (166) | n.a. | - | n.a. |
| Others | - | 5 | n.a. | - | n.a. |
| **Net Financial Result** | **(530)** | **(598)** | **-11.5%** | **(366)** | **44.6%** |

### Net Financial Result (-11.5% YoY in 1Q26)

The improvement is due to (i) a favorable effect in the annual comparison related to the asset value adjustment signed in the agreement with the former financial services partner in 1Q25; (ii) positive mark-to-market effect of derivative contracts; and (iii) higher returns on financial investments; although (iv) partially offset by the increase in interest on leases.

20

### Income Tax[4]

Normalized Income Tax totaled -R$170 million in 1Q26 (effective tax rate of -17.1%), vs. R$97 million in 1Q25 (effective tax rate of 13.7%). The variation is mainly explained by the increase in Earnings Before Taxes ("EBT") in 1Q26, combined with a lower distribution of Interest on Capital compared to 1Q25 (R$390 million vs. R$690 million, respectively).

### Net Income[5]: R$821 million in 1Q26 (+1.3% YoY)

The performance of Normalized Net Income raised Normalized EPS to R$0.34 in 1Q26 from R$0.33 in 1Q25.

# INVESTMENTS AND CASH FLOW

## CAPEX

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Network | 1,044 | 1,028 | 1.6% | 871 | 19.8% |
| IT & Others | 310 | 311 | -0.4% | 475 | -34.8% |
| **Capex** | **1,354** | **1,339** | **1.1%** | **1,347** | **0.5%** |
| **Capex/Net Revenue** | **19.9%** | **20.9%** | **-1.1p.p.** | **19.5%** | **0.4p.p.** |

### Capex: R$1,354 million in 1Q26 (+1.1% YoY; 19.9% of NR)

The slight increase reflects a higher allocation of investments in network infrastructure compared to the same period last year, in line with the expansion of 5G coverage, which reached 1,094 cities by the end of March 2026. It should be noted that Capex follows the expected seasonality for the period.

[4] The Income Tax line had non-recurring effects in the amount of -R$2.0 million in 1Q26 and -R$6.5 million in 1Q25.
[5] Net Income normalized for non-recurring effects on EBITDA and Income Tax.

21

## CASH FLOW

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Reported EBITDA | 3,281 | 3,065 | 7.1% | 3,645 | -10.0% |
| Capex | (1,354) | (1,339) | 1.1% | (1,347) | 0.5% |
| **Reported EBITDA - Capex** | **1,927** | **1,726** | **11.7%** | **2,299** | **-16.2%** |
| Δ Working Capital and Income Tax | (686) | (643) | 6.7% | 574 | n.a. |
| Leases Payment* | (788) | (788) | - | (767) | 2.8% |
| of which Fines | (23) | (31) | -25.6% | (3) | 794.2% |
| **Operating Free Cash Flow** | **453** | **294** | **54.0%** | **2,106** | **-78.5%** |

* Lease incentives were recognized on the payment of leases in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$65.8 million in 1Q26, +R$53.7 million in 4Q25, and +R$3.8 million in 1Q25).

### Operating Cash Flow ("OpCF"): R$1,169 million in 1Q26 (+16.8% YoY) | Margin: 17.2% (+1.5 p.p. YoY).

The evolution of operating cash flow is the result of the Company's operational consistency, combined with efficient management of resource allocation. The OpCF corresponds to the Normalized EBITDA-AL minus Capex.

### Operating Free Cash Flow ("OpFCF"): R$453 million in 1Q26 (+54.0% YoY)

OpFCF reflects the positive operating performance, partially affected by a more adverse impact from working capital and taxes compared to 1Q25. This effect was mainly due to an increase in wholesale accounts receivable and higher tax payments, partially mitigated by improved accounts payable dynamics.

## CASH POSITION

Cash and Securities positions totaled R$5,871 million at the end of March 2026, representing an increase of 10.2% YoY, as a result of operating cash generation in the period.

It is also worth noting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel fee, has been suspended since 2020. The total amount recorded until March 31, 2026 was R$4.6 billion, of which R$3.3 billion in principal and R$1.2 billion in interest on arrears.

22

# DEBT

## DEBT PROFILE

| Issuances | Currency | Interest Rate | Maturity | Short-term | Long-term | Total |
|---|---|---|---|---|---|---|
| *R$ million* | | | | | | |
| Debentures | BRL | IPCA + 4,0432% p.a. | 06/28 | 714 | 1,385 | 2,099 |
| BNDES Finame | BRL | IPCA + 4.2283% p.a. | 11/31 | 56 | 260 | 316 |
| V8.Tech | BRL | CDI+ 2,42% to CDI+ 6,80% | 04/26 to 04/28 | 23 | 39 | 62 |
| BNB | BRL | IPCA + 1.2228% a 1.4945% p.a. | 02/28 | 185 | 170 | 355 |
| **Total Financial Debt** | | | | **979** | **1,853** | **2,832** |
| License (5G) | BRL | Selic | 12/40 | 70 | 923 | 993 |
| **Total Debt Before Lease** | | | | **1,049** | **2,776** | **3,825** |
| Total Lease | BRL | IPCA/IGP-M (13.94% p.a.) | 07/50 | 1,609 | 12,068 | 13,677 |
| **Total Debt** | | | | **2,658** | **14,843** | **17,502** |

## NET DEBT

| Description | 1Q26 | 4Q25 | 3Q25 | 2Q25 |
|---|---|---|---|---|
| *R$ million* | | | | |
| Short-Term Debt | 979 | 926 | 955 | 951 |
| Long-Term Debt | 1,853 | 1,853 | 1,900 | 1,955 |
| **Total Debt** | **2,832** | **2,779** | **2,855** | **2,906** |
| Cash and Cash Equivalents + Market Sec | (5,871) | (5,885) | (6,529) | (5,474) |
| Net Derivatives ex C6 | (311) | (283) | (195) | (214) |
| **Net Debt** | **(3,350)** | **(3,389)** | **(3,868)** | **(2,781)** |
| License (5G) | 993 | 971 | 1,015 | 989 |
| **Net Debt AL** | **(2,357)** | **(2,418)** | **(2,853)** | **(1,792)** |
| Total Lease | 13,677 | 13,531 | 13,264 | 13,075 |
| **Total Net Debt** | **11,320** | **11,112** | **10,411** | **11,283** |
| **Net Debt AL /Normalized EBITDA AL*** | **-0.22x** | **-0.23x** | **-0.28x** | **-0.18x** |
| **Net Debt Total/Normalized EBITDA** | **0.82x** | **0.82x** | **0.79x** | **0.87x** |

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

## LT DEBT BY MATURITY

| Year | Pro-Forma | Including IFRS 9,15 & 16 |
|---|---|---|
| *R$ million* | | |
| 2027 | 968 | 2,126 |
| 2028 | 864 | 2,581 |
| 2029 | 126 | 1,719 |
| 2030 | 126 | 1,414 |
| After 2030 | 692 | 7,004 |
| **Total Debt** | **2,776** | **14,843** |

Total post-hedge debt (including net derivatives in the amount of R$311 million) totaled R$17,191 million at the end of March 2026, an increase of R$814 million vs. 1Q25. The increase in debt results from the combination of higher lease liabilities and the partial reduction of total financial debt. In addition, in 1Q26 there was a consolidation of financial debt related to V8.Tech.

23

24

# BUSINESS-TO-BUSINESS (B2B)

Total contracted B2B revenue totaled **R$1.08 billion** in 1Q26, with 36% of the agricultural sector, 40% of logistics initiatives and 19% of projects focused on the Utilities sector.

Total Contracted Revenue
R$1.08 Bln
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26

BREAKTHROUGH IN B2B WITH NEW PARTNERSHIP AND ACQUISITION OF V8.TECH
CONTRACTED REVENUE:
R$ 1.08 Bln
Reached in B2B contracts
AGRIBUSINESS
~27.3 Mln
total hectares covered with 4G (+32% YoY)
UTILITIES
+479k
Smart light spots sold (+32% YoY)
LOGISTICS
11,069 Km
covered in highways (+86% YoY)
AXIA PARTNERSHIP: First 5G-enabled hydropower plant
MOVES TO A NEW FRONT
19
Hydropower plant with 4G
5G 1st
5G Hydropower plant
SOCIAL IMPACT
478k
People benefitted
13
Public Schools covered
+4.8k
Rural Properties covered
58
Cities and 66 districts
V8.TECH ACQUISITION: Expansion of our B2B's value proposition
V8 +TIM: MULTIPLYING POTENTIAL
Scale, capillarity, and the ability to expand scope across accounts where V8 already operates
TIM
V8
Relationships within named accounts, deep technical expertise, and speed of delivery
CONVERGENT SOLUTIONS FOR TIM
IOT + AI APPLIED TO BUSINESS VERTICALS
IOT

## Mobile Advertising and Data Monetization

In 1Q26, TIM advanced in its revenue diversification strategy, with strong performance in TIM Ads and important commercial advances in Open Gateway. TIM Ads expanded its advertiser base and recorded a growth of over 50% in campaign volume, driven by the introduction of AI in the audience builder and digital solutions focused on performance and measurement. Within the scope of the Open Gateway, TIM signed a large commercial contract with a company specialized in B2B and B2C communication and engagement solutions, leveraging the use of network APIs in anti-fraud and authentication cases and reinforcing the monetization of network capabilities in line with the GSMA's global strategy.

25

# OPERATIONAL INDICATORS

| Description | 1Q26 | 1Q25 | % YoY | 4Q25 | % QoQ |
|---|---|---|---|---|---|
| **Mobile Customer Base ('000)** | **61,986** | **62,039** | **-0.1%** | **61,974** | **0.02%** |
| Prepaid | 28,871 | 31,269 | -7.7% | 29,226 | -1.2% |
| Postpaid | 33,116 | 30,770 | 7.6% | 32,748 | 1.1% |
| Postpaid ex-M2M | 25,881 | 24,513 | 5.6% | 25,694 | 0.7% |
| **Mobile Net Adds ('000)** | **12** | **(20)** | **n.a.** | **(645)** | **n.a.** |
| Postpaid ex-M2M Net Adds ('000) | 188 | 275 | -31.7% | 316 | -40.5% |
| **Mobile ARPU (R$)** | **33.7** | **31.9** | **5.8%** | **33.7** | **0.1%** |
| Prepaid | 14.1 | 13.8 | 1.6% | 14.8 | -5.1% |
| Postpaid | 43.6 | 43.8 | -0.4% | 43.3 | 0.6% |
| Postpaid ex-M2M | 55.1 | 54.3 | 1.6% | 54.8 | 0.7% |
| **Monthly Churn (%)** | **2.9%** | **2.9%** | **-** | **3.2%** | **-0.4p.p.** |
| **Market Share** | **22.7%** | **23.5%** | **-0.8p.p.** | **22.9%** | **-0.2p.p.** |
| Prepaid | 30.9% | 31.2% | -0.2p.p. | 30.9% | 0.0p.p. |
| Postpaid | 18.4% | 18.8% | -0.4p.p. | 18.6% | -0.2p.p. |
| Postpaid ex-M2M | 20.7% | 21.2% | -0.5p.p. | 21.0% | -0.3p.p. |
| **TIM Ultrafibra Customer Base ('000)** | **880** | **790** | **11.4%** | **850** | **3.6%** |
| FTTH | 876 | 761 | 15.1% | 840 | 4.3% |
| **TIM Ultrafibra ARPU (R$)** | **94.4** | **93.2** | **1.3%** | **95.7** | **-1.4%** |

26

# SHAREHOLDER REMUNERATION

In its most recent Guidance (click here), TIM S.A. plans to distribute R$5.3 – 5.5 billion in 2026, reflecting the increase in remuneration in recent years and, for the long term, projects an expansion of shareholder returns in line with cash flow growth.

Shareholders Remuneration
(R$ Mln)
IoE
Dividends
Buyback
Guidance 2026
2,910
1,310
1,600
2023
3,500
2,050
1,450
2024
4,748
748
1,790
2,210
2025
5,300 - 5,500
Guidance
390
1Q26

| Description | 2023 | 2024 | 2025 | 1Q26 |
|---|---|---|---|---|
| Dividend Yield (%) | 6.7 | 10.0 | 9.3 | 0.6 |
| Payout (%) | 83 | 87 | 139 | 58 |

# CAPITAL MARKETS

TIM S.A.'s shares are traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), under the ticker TIMS3, and its ADRs are traded on the New York Stock Exchange ("NYSE"), under the ticker TIMB.

| Description | 1Q26 | 2025 | % YoY |
|---|---|---|---|
| TIMS3 Share Price (R$) | 27.46 | 21.34 | 28.7% |
| TIMB Share Price (US$) | 26.49 | 19.51 | 35.8% |
| Number of Shares Outstanding | 2,392,125,889 | 2,392,125,889 | - |
| Number of Treasury Shares | 3,457,567 | 3,457,567 | - |
| Earnings per Share (EPS) | 0.34 | 1.82 | n.a. |
| Price-to-Earnings (P/E) | 80.0 | 11.8 | n.a. |

* Source: TIM S.A. Investor Relations website: Shares

27

# ENVIRONMENTAL, SOCIAL AND GOVERNANCE

## 1Q26 ESG Highlights

- For the 18th consecutive year, TIM has been confirmed in the portfolio of B3's Corporate Sustainability Index (ISE). This result maintains the Company as the telecommunications operator with the longest continuous presence in the index, which comprises companies with the best environmental, social and governance (ESG) practices in the Brazilian market.

- TIM released its 22nd ESG Report, reinforcing its commitment to transparency with its stakeholders. Among the main results of the goals in its ESG Plan, the Company increased energy efficiency in data traffic by 129%, recycled or reused 99.7% of waste, and maintained 100% of the electricity purchased from renewable sources (through the acquisition of I-RECs). In the social pillar, it reached 36.3% women and 21.3% Black people in leadership positions, in addition to achieving 52.6% women in new hires.

- At the end of the first quarter, the TIM Group published its 2025 Sustainability Report, prepared in accordance with the guidelines of the Corporate Sustainability Reporting Directive (CSRD), transposed into Italian legislation by Legislative Decree 125/2024, and aligned with the ESRS Standards and the European Taxonomy. As a member of the Group, TIM Brasil contributed information in the environmental, social, and governance dimensions.

- On the National Day of Awareness on Climate Change, celebrated on March 16, TIM announced the activation of 5G in Antarctica, expanding support for Brazilian scientific research. At the Comandante Ferraz Antarctic Station, there are 27 research projects dedicated to the environment, 19 of which focus specifically on understanding these changes. The arrival of 5G on the continent is the result of an agreement signed at the end of 2025 between TIM, the Brazilian Navy, the Ministry of Communications, and Anatel.

- TIM and the Brazilian Agricultural Research Corporation (Embrapa) formalized the signing of a Memorandum of Understanding (MOU) for strategic collaboration in the AgForest Lab — a new laboratory dedicated to developing scalable agroforestry systems (SAFs) in the Amazon biome. The initiative will be implemented in 2026 at an experimental field of Embrapa in Eastern Amazonia, in Belém (PA). TIM will provide 5G/4G connectivity infrastructure and IoT solutions for monitoring, traceability, and digital integration in the field.

28

- TIM Smart Lighting was the technology chosen by the State University of Campinas (Unicamp) to modernize the public lighting system of its main campus. The solution, developed by TIM in partnership with M2M, will be implemented through a collaboration between the operator and the university. The initiative is expected to reduce energy consumption by up to 70%.

- For the fourth consecutive year, TIM was recognized as a leader in the Consistent Quality category in the Mobile Network Experience Report by Opensignal, an independent mobile network analytics company. The operator also achieved first place in the Reliability Experience category and offered the Best Video Streaming in the market, reflecting its commitment to continuous investments in its network to deliver a differentiated experience for its customers.

- With a record harvest — more than 14 thousand tons — the Case IH Connected Farm, a CNH brand, transformed its more than three thousand hectares into a laboratory of innovation and productivity using TIM's 4G connectivity. The use of cutting-edge technologies, from soil preparation to harvesting, ensured lower production costs and higher yields, as well as significant environmental gains. Comparative data between the 23/24 and 24/25 harvests showed a 23.6% reduction in tons of $CO_2e$ per sack of soybeans and a 32% savings in fuel consumption.

- In line with its commitment to increasing energy efficiency, TIM ended the first quarter with 136 Distributed Generation (DG) plants in operation. With a predominance of solar plants (119), as well as 12 hydroelectric plants, two biogas plants, and three natural gas plants, DG is responsible for about 65% of the energy used by the Company. Furthermore, 100% of the electricity purchased by TIM comes from renewable sources (through the acquisition of I-RECs).

- TIM closed the first quarter with 1,890 active biosites in its network. These structures, similar to a common streetlight pole, are a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact, lower cost, and fast installation. For more than ten years, TIM has been bringing biosite technology to all regions of Brazil, investing in increasingly modern and sustainable models.

To access the quarterly ESG report, please visit: Filings

29

# DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Reais (R$), in accordance with the Brazilian Corporation Law, Law 6,404/76. Comparisons refer to the first quarter of 2026 ("1Q26"), unless otherwise noted.

This document may contain forward-looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets", as well as similar words, are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, foreseen or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this disclosure should not base their considerations solely on the information provided herein. Forward-looking statements reflect only the views as of the date they are presented and the Company is not obligated to update them in light of new information or future developments.

30

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 67.48% of the share capital of TIM S.A on March 31, 2026 (67.48% on December 31, 2025).

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On March 31, 2026, TIM holds a 49% equity interest (49% on December 31, 2025) in the company I-Systems (associated company) and 100% at the company V8.Tech Consulting S.A. (“V8”), fully-controlled subsidiary.

1.2. Business combination (IFRS 3/CPC 15 (R1))

1.2.1. Transaction description

On November 26, 2025, the Company’s Board of Directors approved the acquisition of 100% of the share capital of V8 Consulting S.A. (“V8.Tech” or “acquiree”), a technology company founded in 2014, specialized in the integration of digital solutions and managed services, with additional variable payments (earn-outs) expected. The operation, aligned with TIM’s strategy to strengthen the B2B segment, was subject to the fulfillment of precedent conditions, including approval by CADE on December 19, 2025, and the fulfillment of other conditions. The closing of the acquisition by TIM took place on January 30, 2026, from which date the Company gained control of the acquired entity.

1.2.2. Consideration transferred

The consideration transferred for the acquisition was composed as follows:

Components of the consideration

Amount paid in cash in the acquisition (i)	90,016
Withheld amounts (i)	9,946
Contingent consideration – earn-out (ii)	66,044

Total consideration transferred	166,006

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) After the completion of the usual price adjustments of the transaction, an initial payment of R$ 100 million was set on the closing date, of which R$ 9.9 million remained withheld for coverage of potential future price adjustments, classified as “Other liabilities and provision”. Thus, the amount actually paid in cash on the acquisition date totaled approximately R$ 90 million, with the retained amount of 9.9 million being settled later, in April 2026.

(ii) The acquisition agreement provides for variable additional payments (earn-outs), conditioned on the achievement of predefined targets until 2030. At the acquisition date, the contingent consideration was measured at fair value, according to CPC 15 / IFRS 3, in the amount of R$ 66 million. Said amount was included in the total recognized consideration measured. The contingent consideration was classified as financial instruments and recorded as “Other liabilities and provision.”

As of January 31, 2026, the total consideration transferred for the acquisition of V8 was R$ 166 million.

1.2.3. Assets acquired and liabilities assumed

Management used the balance sheet as of January 31, 2026, as the basis for the transaction, the fair value of the identifiable assets acquired and liabilities assumed from V8. Tech on the date of the acquisition by TIM S.A. is being prepared and finalized according to the Price purchase allocation report and may be changed until the final conclusion, which may occur up to 12 months from the acquisition date. On this date, the preliminary analysis indicates assets and liabilities presented below:

Assets	Fair value recognized on acquisition

Cash and cash equivalents	47,288
Trade accounts receivable	61,468
Recoverable taxes	9,288
Prepaid expenses	16,330
Judicial deposits	1,914
Other	130
Property, plant and equipment	12,675
Intangible assets (i)	44,847

193,940

Liabilities
Suppliers	(13,496)
Loans and financing	(66,280)
Lease liabilities	(2,089)
Labor obligations	(7,376)
Taxes payable	(5,228)
Deferred income tax and social contribution (ii)	(10,958)
Deferred revenues	(48,936)
Other liabilities	(2,173)
(156,536)
Total net identifiable assets at fair value	(37,404)

32

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) It mainly includes intangible assets identified in the business combination – Customer relationship.

As part of the preliminary allocation of the purchase price, the intangible asset Customer relationship was identified and recognized separately from Goodwill, in the amount of R$ 38,031. Its evaluation was based on assumptions and projections adopted by the Company’s Management in the V8 Business Enterprise Valuation (BEV), with an estimated remaining useful life of 11.92 years, which was used to determine the purchase price of the transaction.

(ii) It mainly represents the deferred income tax and social contribution liability established due to the recognition of the intangible assets of Customer relationship at fair value on the acquisition date, calculated based on the current rates, totaling R$ 12,931.

The assets acquired and liabilities assumed related to the acquisition of V8.Tech (net assets) by TIM on the acquisition date, as well as the impacts on the Company’s consolidated income or loss, are summarized below.

Net assets of V8.Tech on January 31, 2026	12,304
Surplus – Customer relationship	38,031
Deferred liability on surplus - Customer relationship	(12,931)
Net identifiable assets at fair value	37,404

Contribution to the net revenue Group as of the date of acquisition	39,846

1.2.4. Goodwill

The goodwill resulting from the acquisition was determined as follows:

Consideration transferred	166,006
(-) Net assets of V8.Tech on January 31, 2026	(12,304)
(-) Surplus - Customer relationship	(38,031)
Deferred liability on surplus - customer relationship	12,931

Recognized Goodwill	128,602

The recognized goodwill mainly arises from the expected operational synergies with the Group’s existing businesses, the expansion of the customer base and the B2B solutions portfolio, as well as the specialized workforce and technical knowledge of the acquired company. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole.

33

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The material accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. Those policies were consistently applied in the periods presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

In connection with the preparation of this quarterly information, Management concluded that there is no evidence of uncertainties about the Company’s going concern. Therefore, the quarterly information was prepared based on the going concern assumption.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company, subsidiary and associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Company’s strategy is focused on optimizing results. Although there are diverse operating activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any difference resulting as gain or loss is accounted for in the income statement. Any investment held is recognized at its fair value on the date control is lost.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The Company’s consolidation basis on March 31, 2026 includes the wholly-owned subsidiary V8 (100% equity interest), acquired on January 30, 2026.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Company chooses to measure the non-controlling interest in the acquiree at the fair value or based on its proportional interest in the net assets identifiable of the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

On acquiring a business, the Company assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the

35

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be a liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the goodwill associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on May 5, 2026.

g.	New standards, amendments and interpretations of standards

g.1 The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended March 31, 2026.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standards Board (IASB) issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments, which introduce relevant modifications to the classification, measurement, and disclosure requirements of financial instruments. In line with these changes, the Accounting Pronouncement Committee - CPC should incorporate the changes through future revisions of the CPC 48 – Financial Instruments and CPC 40 (R1) – Financial Instruments: Evidencing

The main changes introduced are as follows:

• A clarification that a financial liability is written off on the “settlement date” and the introduction of an accounting policy option (when certain conditions are met) to write off financial liabilities settled through an electronic payment system before the settlement date.

• Additional guidance on how contractual cash flows from financial assets with environmental, social and corporate governance (ESG) and similar characteristics should be evaluated.

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

• Clarifications on what constitutes “non-recourse characteristics” and what are the characteristics of contractually binding instruments.

• Introduction of new disclosure requirements for financial instruments with contingent characteristics and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments are applicable for annual periods beginning on or after January 1, 2026, with early adoption allowed only for the classification of financial assets and the related disclosures.

The Company assessed and did not identify any impact on its quarterly information.

Annual Improvements to IFRS Standards – Volume 11

In July 2024, the IASB issued nine narrow-scope amendments as part of its periodic maintenance of the IFRS standards. The amendments include clarifications, simplifications, corrections, or modifications intended to improve the consistency of the following standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards (equivalent to CPC 37 (R1) – First-time Adoption of International Accounting Standards), IFRS 7 – Financial Instruments: Disclosure (equivalent to CPC 40 (R1) – Financial Instruments: Disclosure) and its Guidance for the Implementation of IFRS 7, IFRS 9 – Financial Instruments (equivalent to CPC 48 – Financial Instruments), IFRS 10 – Consolidated Financial Statements (equivalent to CPC 36 (R3) – Consolidated Statements) and IAS 7 – Statement of Cash Flow (equivalent to CPC 03 (R2) – Statement of Cash Flow).

In line with these updates, the Accounting Pronouncement Committee - CPC should reflect such changes in future revisions of the corresponding technical pronouncements. The amendments will be effective for reporting periods starting on or after January 1, 2026. Early adoption is permitted, which must be disclosed.

The Company assessed and did not identify any impact on its quarterly information.

g.2 the following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on March 31, 2026. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

IFRS 18 (equivalent to CPC 51): Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements). IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover, entities are required to classify all revenues and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income +r loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The adoption of IFRS 18 does not change the values of assets, liabilities, or shareholders’ equity, but it significantly impacts the way the financial statements are presented. The main change occurs in the Statement of Income, which now presents revenues and expenses classified into operational, investment, and financing categories, in addition to the inclusion of the mandatory subtotals of Operating Profit and Profit before Financing and Income Tax. This restructuring implies the reallocation of items previously presented as financial income (loss), according to the new definitions.

In summary, the expected effects on the Company focus on the presentation and transparency of information, with no impact on net profit or shareholders’ equity, but with a need to adjust the notes and internal systems for the classification of transactions according to the new categories.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on the Company’s financial statements are as follows:

• The foreign exchange variation differences will be classified in the category of the statement of income (revenue and expenses) in which the items that gave rise to such exchange differences are located.

• New announcements will be included, comprising: (a) Management-defined performance measures (MPMs); (b) specific expenses by nature, if expenses are presented by function in the operating category of the statement of income; and (c) a reconciliation, for each line of the statement of income, between the restated amounts in accordance with IFRS 18 and the amounts previously presented in accordance with IAS 1 (CPC 26 (R1).

• Interest received and interest paid will be classified, respectively, in investing activities and financing activities in the statement of cash flow, according to CPC 03 (R2) – Statement of Cash Flows.

• Goodwill will be presented separately in the financial statements, in accordance with the new presentation requirements introduced by IFRS 18.

IFRS 18 and the amendments to the other standards will come into force for reporting periods beginning on or after January 1, 2027, with early adoption permitted, and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

Amendment IAS 21 – Conversion of financial statements to a non-hyperinflationary currency

In November 2025, the IASB issued amendments to IAS 21, providing additional guidance on how entities should convert financial statements prepared in a non-hyperinflationary currency to a hyperinflationary presentation currency.

These specific changes aim to improve the quality of information and reduce the diversity of practices, providing greater consistency in the preparation of reports in hyperinflationary economies.

The amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates – are effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The Company assessed and did not identify any impact on its quarterly information.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective actual income (loss). The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 23).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

(e)       Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred. For further information, see Notes 1.2. and 2.e.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company		Consolidated
	March 2026 December 2025		March 2026

Cash and banks	34,614	85,873	34,617
Free availability financial investments:
CDB’s / Repurchases	3,944,075	3,524,451	3,985,274
Other	-	-	1,877
	3,978,689	3,610,324	4,021,768

Bank certificates of deposit (“CDBs”) are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Interbank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

The average remuneration of CDB investments in the year ended March 31, 2026 is 100.71% p.a. (100.49% on December 31, 2025) of the variation of the Interbank Deposit Certificate - CDI.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

Parent Company Consolidated

	March 2026	December 2025	March 2026

FUNCINE(i)	29,403	26,339	29,403
Fundo Soberano(ii)	2,856	1,518	2,856
Other (iii)	-	-	5,458
FIC: (iv)
Government bonds (a)	1,414,370	1,609,536	1,414,370
CDB (b)	2,266	3,583	2,266
Financial bills (c)	230,934	343,824	230,934
Other (d)	199,124	315,855	199,124
	1,878,953	2,300,655	1,884,411

Current portion	(1,849,550)	(2,274,316)	(1,849,550)
Non-current portion	29,403	26,339	34,861

(i) Since 2017, the Company, with the aim of supporting the National Film Industry Financing Fund, as well as using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration for the period ended March 31, 2026, was 0.08% p.a. (0.17% p.a. on December 31, 2025).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration of FICs in the period ended March 31, 2026 was 99.83% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.30% p.a. on December 31, 2025).

(iii) It is represented by non-exclusive Investment funds in units.

(iv) The Company invests in exclusive FICs (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in the period ended March 31, 2026 was 101.06% p.a. of the variation of the Interbank Deposit Certificate - CDI (101.99% p.a. on December 31, 2025).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) CDBs are securities issued by banks with the commitment of buyback by the bank itself, having their correction linked to the percentage of the Interbank Deposit Certificate (CDI).

(c) The Financial bills is a fix income tittle emitted by financial institutions.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2026 and December 31, 2025.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2025).

	Parent Company		Consolidated
	March 2026	December 2025	March 2026
Trade accounts receivable	5,241,625	5,039,083	5,293,314

Gross accounts receivable	5,962,781	5,741,906	6,015,290

Billed services	2,847,835	2,695,504	2,868,063
Unbilled services	1,416,560	1,418,994	1,448,841
Network use (interconnexion)	1,114,776	997,297	1,114,776
Sale of goods	559,399	603,882	559,399
Contractual assets (Note 22)	23,882	25,898	23,882
Other accounts receivable	329	331	329

Provision for expected credit losses	(721,156)	(702,823)	(721,976)

Current portion	(5,125,501)	(4,901,777)	(5,169,439)
Non-current portion	116,124	137,306	123,875

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	March 2026	December 2025	March 2026
	(3 months)	(12 months)	(3 months)

Opening balance	702,823	670,569	702,823
Balance of acquired company (Note 1.2)	-	-	721
Supplement to expected losses	225,857	765,783	225,386
Write-offs of provision	(207,524)	(733,529)	(206,954)
Closing balance	721,156	702,823	721,976

The aging of accounts receivable is as follows:

Parent company Consolidated

	March 2026	December 2025	March 2026

Total	5,962,781	5,741,906	6,015,290

Falling due	3,994,311	4,239,134	4,045,763
Overdue up to 30 days	750,718	428,654	751,158
Overdue up to 60 days	211,499	139,462	211,628
Overdue up to 90 days	139,536	127,781	139,593
Overdue up to 120 days	109,948	121,913	109,999
Overdue more than 120 days	756,769	684,962	757,149

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Total inventory	387,484	357,204	387,484

Inventories	408,831	376,768	408,831
Cell phones and tablets	289,426	269,596	289,426
Accessories and prepaid cards	87,402	88,601	87,402
TIM chips	32,003	18,571	32,003

Losses on adjustment to realizable value	(21,347)	(19,564)	(21,347)

43

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

8.	Income tax and social contribution

8.a	Income tax and social contribution payable

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Income tax and social contribution payable	323,075	327,184	323,718

Income tax	251,825	256,914	252,255
Social contribution	71,250	70,270	71,463

Current portion	(49,836)	(68,769)	(50,479)
Non-current portion	273,239	258,415	273,239

In 2025, the Company recognized IRPJ credits amounting to R$ 81 million, resulting from the success in a lawsuit that discussed the limitation on the calculation of tax incentives, with the amount of R$ 34 million offset by March 31, 2026. Additionally, as a result of this decision, the tax loss base was recomposed of R$ 224 million, which was fully offset in 2025.

The Company has balances to offset of IRPJ and CSLL amounting to R$ 223 million on March 31, 2026 (R$ 220 million on December 31, 2025) resulting from overpayment in prior periods for which refund processes are underway.

In the first quarter of 2026, the Company made an advance through deposits in Banco do Nordeste, totaling R$ 11 million (R$ 31 million as of December 31, 2025), with the objective of using the reinvestment tax incentive, which allocates a portion of the IRPJ due to a specific deposit, in accordance with article 668 of RIR/2018.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2026, the Company has chosen to make the quarterly payment of income tax and social contribution.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Income tax and social contribution payable	210,627	181,497	210,627

Income tax	122,975	76,518	122,975
Social contribution	87,652	104,979	87,652

Current portion	(184,323)	(162,102)	(184,323)
Non-current portion	26,304	19,395	26,304

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards, when applicable; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On March 31, 2026 and December 31, 2025, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

45

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

Parent Company Consolidated

	March 2026	December 2025	March 2026

Tax loss carryforwards and negative basis of social contribution	-	-	1,131
Temporary differences:
Provision for legal and administrative proceedings	540,019	515,324	540,019
Provision for expected credit losses	243,136	236,537	243,230
Taxes with enforceability suspended(i)	1,559,870	1,553,124	1,559,870
Derivative financial instruments	(129,834)	(118,647)	(129,834)
Capitalized interest - 4G and 5G	(202,747)	(211,522)	(202,747)
Adjustments to standard IFRS 16 (ii)	878,986	826,882	878,992
Accelerated depreciation (iii)	(1,040,585)	(1,035,883)	(1,040,585)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)	(249,477)
Impairment loss (v)	175,946	192,507	175,946
Amortized goodwill – Cozani	(583,683)	(544,596)	(583,683)
Other assets	268,549	273,245	268,830
Other liabilities	(60,803)	(81,890)	(73,619)
	1,399,377	1,355,604	1,388,073

Deferred active tax portion	3,666,506	3,597,619	3,668,018
Portion of deferred tax liability	(2,267,129)	(2,242,015)	(2,279,945)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020-2026 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020 and 2026 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii) Represents the effect of deferred income tax and social contribution on lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation. Amortization occurs on a straight-line basis according to the execution of the contract over time.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022, which has been depreciated over the estimated useful life of the asset.

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its temporary differences.

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

8.d Expenses with current and deferred income tax and social contribution

	Parent Company		Consolidated
	March 2026	March 2025	March 2026
Current income tax and social contribution taxes
Income tax for the period	(232,031)	(186,621)	(232,031)
Social contribution for the period	(87,652)	(74,451)	(87,652)
Tax incentive – SUDENE/SUDAM(i)	108,690	108,900	108,690
	(210,993)	(152,172)	(210,993)
Deferred income tax and social contribution
Deferred income tax	32,186	185,114	31,931
Deferred social contribution	11,587	71,008	11,495
	43,773	256,122	43,426
	(167,220)	103,950	(167,567)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company		Consolidated
	Mar 2026	Mar 2025	Mar 2026

Profit before income tax and social contribution	984,313	693,672	984,660
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(334,666)	(235,848)	(334,784)
(Additions) / exclusions:
Equity in earnings	(10,195)	(9,060)	(9,546)
Permanent additions, exclusions:
Non-taxable revenues	10,252	2,033	10,252
Non-deductible expenses for tax purposes	(1,864)	(4,730)	(1,864)
Tax incentive – SUDENE/SUDAM (i)	108,690	108,900	108,690
Tax benefit related to interest on shareholders’ equity allocated	132,600	234,600	132,600
Temporary difference with a permanent nature	(74,717)	-	(74,717)
Other amounts	2,680	8,055	1,802
	167,446	339,798	167,217

Income tax and social contribution recorded in the income (loss) for the period	(167,220)	103,950	(167,567)
Effective rate	-16.99%	14.99%	-17.02%

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

The Company considered the amendments to IAS 12 (equivalent to CPC 32 – Income taxes) introduced in response to the OECD Pillar Two rules. During the year 2025, the Company has not identified any significant impacts resulting from these changes. During the year 2026, the company is beginning analyses to assess possible impacts.

9.	Taxes, fees and contributions to be recovered

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Taxes, fees and contributions to be recovered	2,016,162	2,050,592	2,023,708

ICMS(i)	1,226,305	1,255,059	1,226,305
PIS/COFINS(ii)	542,170	556,036	546,086
IRRF (Withholding income tax) on interest earning bank deposits	30,040	30,019	30,704
Recoverable ISS (iii)	109,314	109,314	109,314
Other	108,333	100,164	111,299

Current portion	(1,100,035)	(1,138,888)	(1,107,581)
Non-current portion	916,127	911,704	916,127

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

(iii)	The recoverable ISS comes from overpayment, and the Company has submitted an administrative refund request to the entity, in accordance with current legislation.

48

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Prepaid expenses	1,075,467	669,609	1,087,757
Fistel(i)	250,668	-	250,668
Advertisements not released(ii)	156,876	11,814	156,876
Rentals and reinsurance	87,483	89,791	87,556
Incremental costs for obtaining customer contracts (iii)	223,248	215,250	235,466
Prepaid contractual expenses (iv)	326,119	324,561	326,119
Other	31,073	28,193	31,072

Current portion	(734,805)	(329,362)	(746,453)
Non-current portion	340,662	340,247	341,304

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Judicial deposits	674,483	677,150	676,426

Civil and Regulatory	267,790	262,019	267,790
Labor	56,920	58,532	56,920
Tax	258,100	254,927	260,043
Online attachment(i)	91,673	101,672	91,673

49

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 260,043 (R$ 254,927 on December 31, 2025), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 45,590 (R$ 44,920 on December 31, 2025).

(b)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 31,409 (R$ 30,457 on December 31, 2025).

(c)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 14,244 (R$ 13,990 on December 31, 2025).

(d)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 76,633 (R$ 75,553 on December 31, 2025).

(e)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 47,803 (R$ 46,512 on December 31, 2025).

(f)	Charges related to cases of Jornal do Brasil that were directed to the Company. The restated amount of deposits regarding this discussion is R$ 17,357 (R$ 16,978 on December 31, 2025).

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

12.	Financial assets

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Financial assets	502,086	514,109	502,086

5G Fund (i)	326,769	338,792	326,769
Subscription warrant (ii)	175,317	175,317	175,317

Non-current portion	502,086	514,109	502,086

They are recognized at fair value on the date of acquisition or issue. Such financial assets are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income (loss). The Company must disclose the level classification of each financial instrument. See Note 36 in the section on Financial instruments measured at fair value for details of this information.

(ii) Up to December 31, 2025, the Company made contributions in dollars, equivalent to approximately R$ 270 million in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”), reinforcing its commitment to boosting the development of solutions based on 5G technology; thus, concluding the contributions provided for. There were no new contributions in 2026.

(ii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers that acquire services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. Starting from March 31, 2026, this right may be exercised within the next 9 months upon the fulfillment of exercise conditions and corporate approval.

The financial assets related to Fundo 5G and Subscription warrant were assessed in accordance with the applicable accounting practices, including with respect to fair value measurement, as provided for in the current accounting pronouncements.

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Other assets	302,804	326,756	303,236

Advances to employees	37,107	7,547	37,513
Advances to suppliers	11,251	61,013	11,277
Amounts receivable from TIM Brasil (Note 34)	23,125	23,183	23,125
Amounts receivable from incentivized projects	29,691	27,080	29,691
Taxes and labor contributions to offset	106,326	112,471	106,326
Fistel credits (i)	29,456	32,966	29,456
Other	65,848	62,496	65,848

Current portion	(270,681)	(297,264)	(271,113)
Non-current portion	32,123	29,492	32,123

(i)	These refer to Fistel credit amounts arising from the decrease of the customer base, which can be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

14.	Investments

The ownership interest in associated company and subsidiary is valued using the equity accounting method.

V8.Tech

As mentioned in Note 1.2, on January 30, 2026, after the applicable precedent conditions were met, TIM S.A. completed the acquisition of 100% of the share capital of V8.Tech. With the completion of the operation, TIM S.A. now holds all the share capital of V8.Tech, a technology company specialized in the integration of digital solutions and the rendering of managed services. Thus, as of March 31, 2026, V8.Tech is classified as a subsidiary of TIM S.A.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording at the time, the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2025) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	March 2026	December 2025
Assets	1,822,217	1,895,545

Current and non-current assets	247,804	254,727
Tangible and intangible assets	1,574,413	1,640,818

Liabilities and shareholders’ equity	1,822,216	1,895,545
Current and non-current liabilities	720,486	736,516
Shareholders' equity	1,101,730	1,159,029

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	498,652	526,729
Investment value (Note 14.b)	1,232,409	1,260,486

	March 2026	December 2025

Net loss for the period/year	(60,360)	(220,000)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(28,077)	(107,800)

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

a)	Interest in associated company and subsidiary

	Associated company		Subsidiary	Total
	March 2026 I-Systems	Dec 2025 I-Systems	March 2026 V8 Tech	March 2026	December 2025

Number of total shares	1,794,287,995	1,794,287,995	24,108,004	-	-

Interest in total capital	49%	49%	100%	-	-

Shareholders’ equity	1,101,730	1,159,029	10,746	-	-

Loss for the period/year	(60,360)	(220,000)	(1,910)	-	-
Equity in earnings and amortization of surplus	(28,077)	(107,800)	(1,910)	(29,987)	(107,800)
Goodwill on the acquisition of V8.Tech	-	-	128,602	128,602	-

Investment value	1,232,409	1,260,486	164,096	1,396,505	1,260,486

b)	Investment changes

	I-Systems	V8 Tech
	(Associated company)	(subsidiary)

Balance of investment on December 31, 2025	1,260,486	-
Net identifiable assets at fair value (Note 1.2.3)	-	37,404
Goodwill on the acquisition of V8.Tech	-	128,602
Equity in earnings (i)	(28,077)	(1,378)
Amortization of surplus (i)	-	(532)
Balance of investments on March 31, 2026	1,232,409	164,096

(i) The results of the subsidiary reflect activity from January 30, 2026, the date of acquisition and obtaining control.

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On March 31, 2026 and December 31, 2025, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs, the

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

interest incurred by the restatement of provision in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement” and they are classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

•	Changes in property, plant and equipment
	Parent Company
	Balance in March 2025	Additions	Write-offs	Transfers	Balance in March 2026

Total cost of property, plant and equipment, gross	81,065,436	1,923,230	(789,475)	-	82,199,191
Commutation/transmission equipment	43,475,500	-	(9,698)	841,397	44,307,199
Fiber optic cables	798,737	-	-	783	799,520
Leased handsets	4,416,452	198	(3,043)	54,139	4,467,746
Infrastructure (i)	8,229,503	-	(400,204)	(1,590,391)	6,238,908
Informatics assets	1,812,200	-	(385)	1,862	1,813,677
General use assets	1,099,787	-	(1,124)	11,738	1,110,401
Right-of-use in leases (i)	20,590,990	1,067,157	(374,503)	1,627,231	22,910,875
Land	37,986	-	(210)	-	37,776
Construction in progress	604,281	855,875	(308)	(946,759)	513,089

Total accumulated depreciation	(57,893,985)	(1,272,889)	201,771	-	(58,965,103)
Commutation/transmission equipment	(33,627,838)	(674,186)	9,131	-	(34,292,893)
Fiber optic cables	(731,460)	(5,951)	-	-	(737,411)
Leased handsets	(4,143,697)	(54,653)	2,341	-	(4,196,009)
Infrastructure (i)	(5,999,593)	(77,817)	189,027	763,144	(5,125,239)
Informatics assets	(1,770,420)	(5,257)	350	-	(1,775,327)
General use assets	(853,779)	(12,511)	922	-	(865,368)
Right-of-use in leases (i)	(10,767,198)	(442,514)	-	(763,144)	(11,972,856)
Total property, plant and equipment, net	23,171,451	650,341	(587,704)	-	23,234,088
Commutation/transmission equipment	9,847,662	(674,186)	(567)	841,397	10,014,306
Fiber optic cables	67,277	(5,951)	-	783	62,109
Leased handsets	272,755	(54,455)	(702)	54,139	271,737
Infrastructure (i)	2,229,910	(77,817)	(211,177)	(827,247)	1,113,669
Informatics assets	41,780	(5,257)	(35)	1,862	38,350
General use assets	246,008	(12,511)	(202)	11,738	245,033
Right-of-use in leases (i)	9,823,792	624,643	(374,503)	864,087	10,938,019
Land	37,986	-	(210)	-	37,776
Construction in progress	604,281	855,875	(308)	(946,759)	513,089

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in March 2025	Additions / depreciation	Write-offs	Transfers	Acquisition of subsidiary	Balance in March 2026

Total cost of property, plant and equipment, gross	81,065,436	1,923,671	(789,475)	-	23,472	82,223,104
Commutation/transmission equipment	43,475,500	-	(9,698)	841,397	-	44,307,199
Fiber optic cables	798,737	-	-	783	-	799,520
Leased handsets	4,416,452	198	(3,043)	54,139	18,316	4,486,062
Infrastructure (i)	8,229,503	-	(400,204)	(1,590,391)	209	6,239,117
Informatics assets	1,812,200	-	(385)	1,862	-	1,813,677
General use assets	1,099,787	18	(1,124)	11,738	1,054	1,111,473
Right-of-use in leases (i)	20,590,990	1,067,580	(374,503)	1,627,231	3,893	22,915,191
Land	37,986	-	(210)	-	-	37,776
Construction in progress	604,281	855,875	(308)	(946,759)	-	513,089

Total accumulated depreciation	(57,893,985)	(1,273,960)	201,771	-	(10,797)	(58,976,971)
Commutation/transmission equipment	(33,627,838)	(674,186)	9,131	-	-	(34,292,893)
Fiber optic cables	(731,460)	(5,951)	-	-	-	(737,411)
Leased handsets	(4,143,697)	(55,490)	2,341	-	(8,119)	(4,204,965)
Infrastructure (i)	(5,999,593)	(77,818)	189,027	763,144	(62)	(5,125,302)
Informatics assets	(1,770,420)	(5,257)	350	-	-	(1,775,327)
General use assets	(853,779)	(12,542)	922	-	(683)	(866,082)
Right-of-use in leases (i)	(10,767,198)	(442,716)	-	(763,144)	(1,933)	(11,974,991)
Total property, plant and equipment, net	23,171,451	649,711	(587,704)	-	12,675	23,246,133
Commutation/transmission equipment	9,847,662	(674,186)	(567)	841,397	-	10,014,306
Fiber optic cables	67,277	(5,951)	-	783	-	62,109
Leased handsets	272,755	(55,292)	(702)	54,139	10,197	281,097
Infrastructure (i)	2,229,910	(77,818)	(211,177)	(827,247)	147	1,113,815
Informatics assets	41,780	(5,257)	(35)	1,862	-	38,350
General use assets	246,008	(12,524)	(202)	11,738	371	245,391
Right-of-use in leases (i)	9,823,792	624,864	(374,503)	864,087	1,960	10,940,200
Land	37,986	-	(210)	-	-	37,776
Construction in progress	604,281	855,875	(308)	(946,759)	-	513,089

(i) As described in Note 17, the Company entered into a strategic agreement with American Tower do Brasil (“ATC”) in March 2026, which covered the entire portfolio that comprises the relationship between TIM and ATC. Such agreement led to remeasurement of the remaining net book value amounting to R$ 864,087, which was transferred between infrastructure fixed assets and right of use of lease.

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2024	Additions	Write-offs	Transfers	Balance in Mar 2025
Total cost of property, plant and equipment, gross	75,732,043	1,556,611	(70,283)	-	77,218,371
Commutation/transmission equipment	41,197,166	-	(19,213)	830,183	42,008,136
Fiber optic cables	791,983	-	-	294	792,277
Leased handsets	4,256,120	102	(474)	43,249	4,298,997
Infrastructure	7,925,713	-	(4,113)	135,941	8,057,541
Informatics assets	1,806,939	-	(1,807)	1,725	1,806,857
General use assets	1,047,340	-	(517)	14,831	1,061,654
Right-of-use in leases	18,028,112	559,680	(43,899)	-	18,543,893
Land	38,084	-	-	-	38,084
Construction in progress	640,586	996,829	(260)	(1,026,223)	610,932

Total accumulated depreciation	(52,916,715)	(1,266,429)	23,381	-	(54,159,763)
Commutation/transmission equipment	(30,962,551)	(678,471)	17,604	-	(31,623,418)
Fiber optic cables	(705,143)	(6,989)	-	-	(712,132)
Leased handsets	(3,956,664)	(56,394)	86	-	(4,012,972)
Infrastructure	(5,660,027)	(89,372)	3,533	-	(5,745,866)
Informatics assets	(1,748,687)	(7,894)	1,806	-	(1,754,775)
General use assets	(803,591)	(12,489)	352	-	(815,728)
Right-of-use in leases	(9,080,052)	(414,820)	-	-	(9,494,872)
Total property, plant and equipment, net	22,815,328	290,182	(46,902)	-	23,058,608
Commutation/transmission equipment	10,234,615	(678,471)	(1,609)	830,183	10,384,718
Fiber optic cables	86,840	(6,989)	-	294	80,145
Leased handsets	299,456	(56,292)	(388)	43,249	286,025
Infrastructure	2,265,686	(89,372)	(580)	135,941	2,311,675
Informatics assets	58,252	(7,894)	(1)	1,725	52,082
General use assets	243,749	(12,489)	(165)	14,831	245,926
Right-of-use in leases	8,948,060	144,860	(43,899)	-	9,049,021
Land	38,084	-	-	-	38,084
Construction in progress	640,586	996,829	(260)	(1,026,223)	610,932

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Since the capitalization criteria set forth in IAS 23/CPC 20 were not met, the costs of loans are classified as financial expenses in the period in which they are incurred.

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS 16/CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792
Additions (i)	719,497	158,087	157,272	32,301	1,067,157
Transfers (ii)	864,087	-	-	-	864,087
Remeasurement	(262,871)	-	(111,632)	- --	(374,503)
Depreciation	(206,542)	(47,296)	(74,349)	(114,327)	(442,514)
Balances on March 31, 2026	6,111,603	1,429,028	1,982,963	1,414,425	10,938,019
Annual depreciation rates	9.35%	9.15%	8.82%	11.24%

	Consolidated
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792
Balance of acquired company	-	1,960	-	-	1,960
Additions (i)	719,497	158,510	157,272	32,301	1,067,580
Transfers (ii)	864,087	-	-	-	864,087
Remeasurement	(262,871)	- -	(111,632)	- --	(374,503)
Depreciation	(206,542)	(47,498)	(74,349)	(114,327)	(442,716)
Balances on March 31, 2026	6,111,603	1,431,209	1,982,963	1,414,425	10,940,200
Annual depreciation rates	9.35%	9.15%	8.82%	11.24%

	Parent Company
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	284,353	202,600	48,613	24,114	559,680
Remeasurement	(29,513)	-	(9,210)	(5,176)	(43,899)
Depreciation	(180,300)	(43,581)	(72,761)	(118,178)	(414,820)
Balances on March 31, 2025	4,661,662	1,325,162	1,969,169	1,093,028	9,049,021
Annual depreciation rates	9.22%	9.66%	8.70%	14.25%

(i) The change in the right of use in leases includes net additions of lease incentives, totaling R$ 81 million on March 31, 2026 (R$ 108 million on December 31, 2025).

(ii) Transfer of remaining book value due to agreement with American Tower do Brasil.

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	20
General use assets	10–20
Right-of-use in leases	8−12

In 2025, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

The financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized when there is an expectation of future economic benefits and reliable measurement. Thus, the Company applies the CPC 20 standard, where loan costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are included in the cost of that asset.

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in 2025	Additions/ Amortization	Write-offs	Transfers	Balance in 2026

Total cost of intangible assets, gross	49,165,735	495,862	(66)	-	49,661,531
Software licenses	25,633,032	-	(66)	483,030	26,115,996
Authorizations	18,983,124	7,642	-	1,751	18,992,517
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	220,247	-	-	-	220,247
List of customers	253,629	-	-	-	253,629
Other assets	586,691	-	-	-	586,691
Intangible assets under development	376,843	488,220	-	(484,781)	380,282

Total accumulated amortization	(34,573,212)	(513,731)	66	-	(35,086,877)
Software licenses	(22,704,314)	(267,172)	66	-	(22,971,420)
Authorizations	(11,171,893)	(224,816)	-	-	(11,396,709)
Infrastructure right-of-use - LT Amazonas	(120,266)	(3,095)	-	-	(123,361)
List of customers	(121,301)	(8,271)	-	-	(129,572)
Other assets	(455,438)	(10,377)	-	-	(465,815)

Total intangible assets, net	14,592,523	(17,869)	-	-	14,574,654
Software licenses (c)	2,928,718	(267,172)	-	483,030	3,144,576
Authorizations (f)	7,811,231	(217,174)	-	1,751	7,595,808
Goodwill (d)	3,112,169	-	-	-	3. 112,169
Infrastructure right-of-use - LT Amazonas (e)	99,981	(3,095)	-	-	96,886
List of customers	132,328	(8,271)	-		124,057
Other assets	131,253	(10,377)	-	-	120,876
Intangible assets under development	376,843	488,220	-	(484,781)	380,282

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in March 2025	Additions/ Amortization	Write-offs	Transfers	Acquisition of subsidiary	Balance in March 2026

Total cost of intangible assets, gross	49,165,735	662,494	(66)	-	58,721	49,886,884
Software licenses	25,633,032	-	(66)	483,030	12,417	26,128,413
Authorizations	18,983,124	7,642	-	1,751	40,844	19,033,361
Goodwill	3,112,169	128,602	-	-	554	3,241,325
Infrastructure right-of-use - LT Amazonas	220,247	-	-	-	-	220,247
List of customers	253,629	38,031	-	-	4,906	296,566
Other assets	586,691	-	-	-	-	586,691
Intangible assets under development	376,843	488,219	-	(484,781)	-	380,281
Total accumulated amortization	(34,573,212)	(514,740)	66	-	(51,905)	(35,139,791)
Software licenses	(22,704,314)	(267,235)	66	-	(11,836)	(22,983,319)
Authorizations	(11,171,893)	(225,070)	-	-	(36,061)	(11,433,024)
Infrastructure right-of-use - LT Amazonas	(120,266)	(3,095)	-	-	-	(123,361)
List of customers	(121,301)	(8,963)	-	-	(4,008)	(134,272)
Other assets	(455,438)	(10,377)	-	-	-	(465,815)
Total intangible assets, net	14,592,523	147,754	-	-	6,816	14,747,093
Software licenses (c)	2,928,718	(267,235)	-	483,030	581	3,145,094
Authorizations (f)	7,811,231	(217,428)	-	1,751	4,783	7,600,337
Goodwill(d)	3,112,169	128,602	-	-	554	3,241,325
Infrastructure right-of-use - LT Amazonas (e)	99,981	(3,095)	-	-	-	96,886
List of customers	132,328	29,068	-	-	898	162,294
Other assets	131,253	(10,377)	-	-	-	120,876
Intangible assets under development	376,843	488,219	-	(484,781)	-	380,281

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2024	Additions/ Amortization	Write-offs	Transfers	Balance in Mar 2025

Total cost of intangible assets, gross	47,460,121	443,399	(1)	-	47,903,519
Software licenses	24,058,388	-	(1)	422,339	24,480,726
Authorizations	18,903,457	6,020	-	9,693	18,919,170
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	-	212,703
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	770	584,125
Intangible assets under development	336,420	437,379	-	(432,802)	340,997

Total accumulated amortization	(32,605,161)	(479,487)	1	-	(33,084,647)
Software licenses	(21,722,385)	(233,963)	1	-	(21,956,347)
Authorizations	(10,272,479)	(224,043)	-	-	(10,496,522)
Infrastructure right-of-use - LT Amazonas	(108,270)	(2,828)	-	-	(111,098)
List of customers	(88,219)	(8,270)	-	-	(96,489)
Other assets	(413,808)	(10,383)	-	-	(424,191)

Total intangible assets, net	14,854,960	(36,088)	-	-	14,818,872
Software licenses(c)	2,336,003	(233,963)	-	422,339	2,524,379
Authorizations(f)	8,630,978	(218,023)	-	9,693	8,422,648
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	104,433	(2,828)	-	-	101,605
List of customers	165,410	(8,270)	-		157,140
Other assets	169,547	(10,383)	-	770	159,934
Intangible assets under development	336,420	437,379	-	(432,802)	340,997

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of customers	8.4−13.04
Surplus from Cozani authorizations	5.66

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Group has the following goodwill, based on the expected future profitability on March 31, 2026 and December 31, 2025.

	March 2026	December 2025

Goodwill registered	3,240,771	3,112,169
Acquisition of V8.Tech	128,602	-
Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of V8.Tech

As mentioned in Note 1.2, on January 30, 2026, after the applicable precedent conditions were met, TIM S.A. completed the acquisition of 100% of the share capital of V8.Tech. The goodwill recorded corresponds to the portion of the consideration transferred that exceeded the fair value of the identifiable net assets recognized at the acquisition date, primarily reflecting the expected future economic benefits of the business combination.

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on March 31, 2026 and December 31, 2025. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”. Therefore, no adjustment to the goodwill recorded was made as provided for in the accounting practice of IFRS 3/CPC 15 (R1).

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

As described in Note 14, in November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), a company that received the liquid assets related to the secondary network infrastructure of residential broadband. Due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A, leaving R$ 108,172 of goodwill on March 31, 2026, and December 31, 2025.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations. The methodology and assumptions used by Management in the impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A.

On December 31, 2025, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On March 31, 2026, and December 31, 2025, the measurement was made based on the value of the Company’s share at the balance sheet closing date, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments. Therefore, the Company has not identified any indications of impairment.

(e) Infrastructure right-of-use - LT Amazonas

In 2023, the Company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of CPC 06/IFRS 16 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, which were paid in December 2014, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019. The total amount recorded in the Company’s intangible assets is R$ 3,498 million (R$ 3,498 million as of December 31, 2025).

5G License

In 2021, TIM acquired 5G licenses in the Anatel auction, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to these licenses in the amount of R$ 2,680 million. The payment for the licenses will be made over a period from 10 to 20 years, while the related obligations had payments made between 2022 and 2024.

Furthermore, in the case of the 3.5 GHz radiofrequency licenses, as it is a qualifying asset, the Company capitalized loan costs during the implementation period. This capitalization was completed in the second quarter of 2023, with the availability of the assets for use and their transfer to authorizations. The total amount recorded in the Company’s intangible assets is R$ 4,053 million (R$ 4,053 million as of December 31, 2025).

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from property, plant and equipment or intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	March 2026	December 2025
LT Amazonas(i)	166,601	170,080
Sublease “resale stores” – IFRS 16 (ii)	64,172	64,166
	230,773	234,246

Current portion	(34,416)	(34,098)
Non-current portion	196,357	200,148

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	251,372	79,808	331,180
2026	33,754	26,721	60,475
2027	34,032	21,836	55,868
2028	34,032	17,448	51,480
2029	34,032	10,238	44,270
2030	34,032	3,532	37,564
>2031	81,490	33	81,523
Present value	166,601	64,172	230,773

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended March 31, 2026, is R$ 18,536 (R$ 16,273 in the same period of 2025).

Liabilities

Parent Company Consolidated

	March 2026	December 2025	March 2026

LT Amazonas(i)	317,122	322,409	317,122
Leases – Network Infrastructure (ii) (a)	7,915,609	7,825,464	7,915,609
Leases - Shops & kiosks & real estate (ii)	1,658,863	1,533,853	1,661,182
Leases - Land (Network) (ii)	2,469,762	2,470,403	2,469,762
Leases – Fiber (ii)	1,543,799	1,612,739	1,543,799
Total	13,905,155	13,764,868	13,907,474

Current portion	(1,643,501)	(1,702,899)	(1,644,346)
Non-current portion	12,261,654	12,061,969	12,263,128

The amount of interest paid in the period ended March 31, 2026 related to IFRS 16/CPC 6 (R2) was R$ 411,012 (R$ 317,533 in the same period of 2025).

In the period ended March 31, 2026, the amount of R$ 23 million (R$ 37 million in 2025) was paid, referring to fines applied related to the decommissioning process of sites.

On March 1, 2026, the Company renegotiated part of its lease agreements with ATC, aiming to simplify and unify the contractual structure and maintain consistent terms and conditions. The renegotiation resulted in an impact on the debt amounting to approximately R$ 12.3 million.

Changes to the lease liabilities are shown in note 36. The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

			Parent Company
	LT Amazonas	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	494,471	13,508,947	3,001,546	4,079,087	1,909,596	22,993,647
2026	80,943	1,328,829	274,654	427,696	440,686	2,552,808
2027	64,641	1,735,495	348,363	522,770	558,279	3,229,548
2028	64,641	1,707,272	317,628	507,826	523,257	3,120,624
2029	64,641	1,627,974	282,428	472,312	321,837	2,769,192
2030	64,641	1,475,981	242,510	418,320	64,506	2,265,958
>2031	154,964	5,633,396	1,535,963	1,730,163	1,031	9,055,517

Present value	317,122	7,915,609	1,658,863	2,469,762	1,543,799	13,905,155

			Consolidated
	LT Amazonas	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	494,471	13,508,947	3,004,397	4,079,087	1,909,596	22,996,498
2026	80,943	1,328,829	275,812	427,696	440,686	2,553,966
2027	64,641	1,735,495	348,961	522,770	558,279	3,230,146
2028	64,641	1,707,272	318,186	507,826	523,257	3,121,182
2029	64,641	1,627,974	282,915	472,312	321,837	2,769,679
2030	64,641	1,475,981	242,560	418,320	64,506	2,266,008
>2031	154,964	5,633,396	1,535,963	1,730,163	1,031	9,055,517

Present value	317,122	7,915,609	1,661,182	2,469,762	1,543,799	13,907,474

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Lease

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(a) Sale and leaseback of Towers

The Company entered into sales agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers it owned, for an approximate amount of R$ 3 billion, accompanied by a Master Lease Agreement (MLA), with a term of 20 years, under a sale and leaseback modality. A total of 5,873 towers were transferred between 2015 and 2017, amounting to R$ 2,651,247 in sales, of which R$ 1,088,390 was recorded as deferred revenue, amortized over the contractual term (Note 22).

In March 2026, the Company entered into a strategic agreement with ATC, which covered the entire network that comprises the relationship between TIM and ATC. Such agreement modified the balances of sale and leaseback, due to the reduction of the term and usage restrictions, with simultaneous remeasurement of balances. On the other hand, the Company also has other tower lease contracts with ATC, which had an increase in terms, with remeasurement effects.

It is worth highlighting that, of the total R$ 7,915,609 (R$ 7,825,464 as of December 31, 2025) presented under “Leases – Network Infrastructure,” amounts of R$ 1,399,153 (R$ 1,630,795 as of December 31, 2025) related to Tower Sales (leaseback) and R$ 138,957 (R$ 108,588 as of December 31, 2025) related to tower leases linked to contracts with tower companies are included.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 7,385 on March 31, 2026 (R$ 7,236 in the same period of 2025).

18.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Suppliers	5,165,588	5,138,780	5,178,909

Domestic currency	4,314,306	4,414,270	4,327,627
Suppliers of materials and services (i)	4,213,113	4,321,640	4,226,436
Interconnection (ii)	58,376	56,960	58,376
Roaming (iii)	6,880	6,391	6,880
Co-billing (iv)	35,937	29,279	35,935

Foreign currency	851,282	724,510	851,282
Suppliers of materials and services (i)	358,337	285,866	358,337
Roaming (iii)	492,945	438,644	492,945

Current portion	5,165,588	5,138,780	5,178,909

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company classifies financial liabilities arising from financing agreements (drawee risk) with suppliers as Accounts Payable on the balance sheet if they have a nature and function similar to accounts payable. This is the case if the financing agreement with suppliers is part of the working capital used in the normal operating cycle of the Company, the level of safety provided is similar to accounts payable, and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of accounts payable that are not part of the agreement. Cash flows related to liabilities arising from financing agreements with suppliers are included in the Operating activities of the statement of cash flow.

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations has already been fully paid by the financial institutions to the suppliers.

On March 31, 2026, the Company has approximately R$ 128 million (R$ 591 million as of December 31, 2025) related to the drawee risk operation as detailed below:

	Parent Company Consolidated
	March 2026	December 2025	March 2026

Balance related to invoices included in the Agreements – suppliers paid	127,886	590,646	127,886
Balance related to invoices included in the Agreements – suppliers unpaid		-
	127,886	590,646	127,886

There were no significant non-cash changes in the book values of suppliers included in these operations.

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

19.	Authorizations payable

On March 31, 2026 and December 31, 2025, the Company has the following commitments with ANATEL:

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Renewal of authorizations (i)	296,882	289,241	296,882
Updated ANATEL liability (ii)	223,600	221,194	221,194
Authorizations payable (iii)	993,010	970,998	995,416
	1,513,492	1,481,433	1,513,492

Current portion	(325,726)	(321,761)	(325,726)
Non-current portion	1,187,766	1,159,672	1,187,766

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[6] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. As of March 31, 2026, the outstanding balances relating to the renewal of Permits were R$ 296,882 (R$ 289,241 as of December 31, 2025).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 224 million on March 31, 2026 (R$ 221 million on December 31, 2025), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46, R$ 52, R$ 58, and R$ 62 million).

6 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The authorizations payable on March 31, 2026 due in long-term is in accordance with the following schedule:

March 2026

2027	335,447
2028	70,353
2029	70,353
2030	70,353
2031	64,063
>2032	577,197
1,187,766

The primary authorizations held by TIM S.A. on March 31, 2026, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas, Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Nov 2028 (800 MHz); Mar 2031 (900MHz)	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Ceará	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	Nov 2028 (800MHz)– Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	Nov 2028 (800MHz) - Dec 2032 (900&1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	Apr 2028	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	Aug 2027	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

20.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	March 2026	December 2025	March 2026
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	2,098,780	2,049,182	2,098,780
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	316,499	329,566	316,499
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	354,784	399,975	354,784
Safra	BRL	CDI + 3.9083−6.8034% p.a.	Apr 2026–Apr 2028	-	-	4,768
Itaú	EUR	3.7449–4.5531% p.a.	Apr 2026–Apr 2027	-	-	3,820
Santander	BRL	CDI + 3.79% p.a.	Apr 2028	-	-	24,378
CEF	BRL	CDI + 2.42% p.a.	Oct 2028	-	-	28,969
Total				2,770,063	2,778,723	2,831,998

Current				(955,774)	(925,626)	(978,887)
Non-current				1,814,289	1,853,097	1,853,111

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually in June and December. The index is the Net Financial Debt on EBITDA. The company complied with all the ratios established.

Company’s loans and financing on March 31, 2026 due in long-term is in accordance with the following schedule:

	Nominal values
	Parent Company	Consolidated
2027	873,057	897,379
2028	779,216	793,716
2029	55,548	55,548
2030	55,548	55,548
2031	50,920	50,920
	1,814,289	1,853,111

The nominal value of the loans and financing is consistent with their respective payment schedule.

	Nominal values
	Parent Company	Consolidated
2026	898,501	921,614
2027	930,329	954,651
2028	779,216	793,716
2029	55,548	55,548
2030	55,548	55,548
2031	50,921	50,921
	2,770,063	2,831,998

74

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Fair value of loans

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on March 31, 2026 and December 31, 2025 is detailed in the table below:

	March 2026	December 2025
Debentures	2,116,563	2,062,508
BNDES	317,443	330,551
BNB	355,628	400,926

21.	Taxes, fees and contributions payable

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Taxes, fees and contributions payable	5,085,357	4,888,759	5,087,760

ANATEL’s taxes and fees(i)	4,589,961	4,347,216	4,589,961
Value-added tax on sales and services - ICMS	273,267	328,376	273,267
Imposto sobre Serviço [Service tax] - ISS	57,808	62,174	58,230
PIS / COFINS	53,970	54,430	55,865
Other (ii)	110,351	96,563	110,437

Current portion	(5,052,480)	(4,855,551)	(5,054,883)
Non-current portion	32,877	33,208	32,877

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2025, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

On March 31, 2026, the total value of the obligation relating to TFF is R$ 4,562 million, of which R$ 3,323 million is principal and R$ 1,239 million is interest on arrears (as of December 31, 2025, the total value of the obligation relating to TFF was R$ 4,320 million, of which R$ 3,188 million was principal and R$ 1,131 million was interest on arrears).

(ii) The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on shareholders’ equity (JSCP) approved in March 2026, in the amount of R$ 66 million (R$ 62 million in December 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

22.	Deferred revenues

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Deferred revenues	614,872	765,711	656,936

Prepaid services(i)	78,232	130,783	78,232
Anticipated revenues	29,478	31,058	29,478
Deferred revenues on sale of towers(ii)	425,257	518,445	425,257
Contract liabilities(iii)	81,905	85,425	123,969

Current portion	(204,941)	(259,527)	(244,548)
Non-current portion	409,931	506,184	412,388

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Refers to the amount of revenues to be appropriated by the sale of the towers (Note 17), where part of the amount was realized in 2026 through the renegotiation of the contract with ATC.

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at March 31, 2026 and December 31, 2025 are as follows:

Parent Company Consolidated

	March 2026	December 2025	March 2026

Contractual assets (Note 6)	23,882	25,898	23,882
Contractual liabilities	(81,905)	(85,425)	(123,969)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question. Furthermore, the contractual liability includes amounts related to the activation and availability fees of contracts with customers.

Summary of the main variations in the period:

Contractual assets (liabilities)

	Parent Company	Consolidated

Balance on January 1, 2026	(59,527)	(59,527)
Balance of acquired company	-	(48,936)
Additions	8,877	45,129
Write-offs	(7,373)	(36,753)
Balance on March 31, 2026	(58,023)	(100,087)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	Parent Company
	2026	2027	2028
Contractual assets (liabilities)	(35,854)	(21,889)	(280)

	Consolidated
	2026	2027	2028
Contractual assets (liabilities)	(75,461)	(24,346)	(280)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

23.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Provision for legal and administrative proceedings	1,591,027	1,559,687	1,591,027

Civil and regulatory (a)	499,231	466,726	499,231
Labor(b)	190,556	196,916	190,556
Tax(c)	901,240	896,045	901,240

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2025	Additions, net of reversals	Payments	Inflation adjustment	March 2026

	1,559,687	80,694	(104,243)	54,889	1,591,027

Civil and regulatory (a)	466,726	36,848	(25,416)	21,073	499,231
Labor(b)	196,916	17,918	(32,919)	8,641	190,556
Tax(c)	896,045	25,928	(45,908)	25,175	901,240

	December 2024	Additions, net of reversals	Payments	Inflation adjustment	March 2025

	1,564,293	63,968	(105,379)	31,053	1,553,935

Civil and regulatory (a)	595,611	23,863	(40,284)	17,674	596,864
Labor(b)	209,098	13,858	(33,387)	12,786	202,355
Tax(c)	759,584	26,247	(31,708)	593	754,716

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil lawsuits and regulatory proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$  138,969 (R$ 133,178 on December 31, 2025) refer mainly to lawsuits related to alleged improper collection, contractual disputes, portability, discussions related to non-refund of amounts, and alleged occurrence of fraud.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged contractual violations; (iv) questions about advertising; and (v) discussion of undue billing. The amount provisioned is equivalent to R$ 133,572 (R$ 119,954 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. TIM appealed the decision to the Court of Appeals of the Federal District (TJDFT), but its appeals were rejected. The Company then filed an Extraordinary Appeal to the Federal Supreme Court (STF), which was also rejected. After that, TIM filed a Complaint with the Federal Supreme Court (STF), claiming that the Court of Appeals was judging a matter that was exclusively under the jurisdiction of the STF, specifically, Topic 1075 of general repercussion. The Reporting Minister rejected the Complaint, and TIM filed an Internal Appeal, which was also initially rejected. However, in the judgment of April 24, 2025, one of the ministers presented a dissenting vote, which was eventually followed by the majority of the collegiate body. With this, the STF granted the Internal Appeal of TIM, recognizing that the 11th Civil Court of Curitiba/PR is competent to judge the case, and annulled the previous decisions of the TJDFT. In light of this new court decision in April 2025, TIM reversed the accounting provision of R$ 169 million, of which R$ 50 million as principal and R$ 119 million as inflation adjustments. The case has been reassigned to the 11th Civil Court of Curitiba/PR and is awaiting a determination for the parties to express their views on its continuation.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 51,696 (R$ 41,146 on December 31, 2025).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 48,566 (R$ 50,496 on December 31, 2025).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts provisioned are equivalent to R$ 50,566 (R$ 47,564 on December 31, 2025).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations, including Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC). The involved amounts are equivalent to R$ 75,862 (R$ 74,388 as of December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

b.	Labor

b.1 Labor lawsuit

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,280 Labor claims on March 31, 2026 (1,347 on December 31, 2025) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 159,164 updated monetarily (R$ 161,133 on December 31, 2025).

b.2 Social security

The Company is a defendant in 25 proceedings on March 31, 2026 (27 on December 31, 2025) referring to the legal difference regarding the levy of social security contributions discussed in the court, in the restated total amount of R$ 28,877 (R$ 35,783 on December 31, 2025).

c. Tax proceedings

	March 2026	December 2025
Federal taxes	299,903	377,027
State taxes	518,332	436,204
Municipal taxes	12,052	11,861
TIM S.A. proceedings (Purchase price allocation)	70,953	70,953
	901,240	896,045

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 69 proceedings and is mainly composed of the following lawsuits:

(i)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 19,606 (R$ 19,313 on December 31, 2025).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 76,850 (R$ 75,769 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(ii)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 73,353 (R$ 71,815 on December 31, 2025).

(iii)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 22,532 (R$ 22,389 on December 31, 2025).

(iv)	The Company established a provision for a proceeding aimed at the requirement of the Contribution for Intervention in the Economic Domain (CIDE - Melbourne), due to allegedly failing to make the payment of the contribution for remittances abroad for the remuneration of operators related to the outgoing traffic. The lawsuit was fully settled in the 2026 federal transaction. (R$ 81,113 on December 31, 2025).

State taxes

The provision for TIM S.A. supports 140 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 132,582 (R$ 56,412 on December 31, 2025);

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 116,343 (R$ 107,350 on December 31, 2025);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 7,632 (R$ 7,393 on December 31, 2025).;

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 36,802 (R$ 36,075 on December 31, 2025);.

(v)	credits related to tax replacement operations, whose restated amounts total R$ 120,661 (R$ 118,327 on December 31, 2025);

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 558 (R$ 16,181 on December 31, 2025).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 9,412 (R$ 9,214 on December 31, 2025).

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,104 (R$ 5,009 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 70,953 as of December 31, 2025).

d. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	March 2026	December 2025

	27,060,696	26,722,972

Civil and regulatory (d.1)	1,653,000	1,798,568
Labor and Social Security (d.2)	473,431	474,376
Tax (d.3)	24,934,265	24,450,028

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

d.1. Civil and regulatory

	March 2026	December 2025
Consumer lawsuits (d.1.1)	124,334	129,012
ANATEL (d.1.2)	446,665	317,215
Consumer protection bodies (d.1.3)	395,210	447,834
Former trading partners (d.1.4)	322,202	326,930
Socio-environmental and infrastructure (d.1.5)	105,611	77,780
Other (d.1.6)	258,978	499,797
	1,653,000	1,798,568

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

d.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

d.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations.

On March 31, 2026, the value indicated for the PADOs (procedure for determining non-compliance with obligations) and Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC), considering the inflation adjustment, classified with possible risk was R$ 121,141 (R$ 249,373 on December 31, 2025).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Company has reported its understanding to Anatel in cases where the Agency indicated signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

d.1.3 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged contractual violations; (iii) questions about advertising and, (iv) service quality questions.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

d.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

d.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

d.2. Labor and Social Security

d.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court and in the administrative sphere, as well as claims that discuss the joint responsibility in the restated total amount of R$ 20,069 (R$ 67,492 on December 31, 2025).

d.2.2. Labor

There are 2,035 Labor claims as of March 31, 2026 (2,142 as of December 31, 2025) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 453,362 (R$ 406,884 as of December 31, 2025). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting, in the enforcement phase, the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

d.3. Tax

	March 2026	December 2025

	24,934,265	24,450,028

Federal taxes (d.3.1)	5,169,055	4,991,390
State taxes (d.3.2)	13,141,168	12,960,732
Municipal taxes (d.3.3)	2,032,122	1,988,271
FUST, FUNTTEL and EBC (d.3.4)	4,591,920	4,509,635

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 16,771,812 (R$ 16,635,711 on December 31, 2025).

d.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 5,169,055 on March 31, 2026 (R$ 4,991,390 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed. With the ruling of the Superior Chamber of Tax Appeals of the Brazilian Federal Revenue Service (RFB) in 2025, a new partial success was confirmed, with an updated estimated value of approximately R$ 610 million. On March 31, 2026, the remaining amount classified as possible risk is R$ 1,304,400 (R$ 1,225,208 on December 31, 2025).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,878,350 (R$ 1,825,929 on December 31, 2025).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 298,249 (R$ 289,676 on December 31, 2025).

(iv)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 237,590 (R$ 232,657 on December 31, 2025).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 356,764 (R$ 351,801 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(vi)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 359,238 (R$ 349,532 on December 31, 2025).

(vii)	Lawsuit related to exploitation income: questioning by the Brazilian Federal Revenue Service regarding the alleged improper use of the tax benefit of a 75% reduction in the Corporate Income Tax (IRPJ) related to Sudene due to inquiries about the registration of the submitted reports. The amount involved is R$ 367,490 (R$ 355,624 on December 31, 2025).

The amounts not highlighted refer to several discussions on relating federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

d.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on March 31, 2026 is R$ 13,141,168 (R$ 12,960,732 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,562,307 (R$ 1,534,669 on December 31, 2025).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 548,106 (R$ 536,534 on December 31, 2025).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 735,185 (R$ 715,792 on December 31, 2025). The reduction in values compared to the previous period is mainly due to successes achieved in favor of the Company and adherence to tax amnesty programs.

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. The amount involved is R$ 4,917,720 (R$ 4,872,070 on December 31, 2025).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 88,259 (R$ 83,607 on December 31, 2025).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,303,988 (R$ 1,258,266 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 2,383,534 (R$ 2,248,803 on December 31, 2025).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 209,060 (R$ 237,426 on December 31, 2025).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 221,557 (R$ 261,438 on December 31, 2025).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

d.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 2,032,122 on March 31, 2026 (R$ 1,988,271 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,717,290 (R$ 1,673,534 on December 31, 2025).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 108,271 (R$ 106,438 on December 31, 2025).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 157,898 (R$ 154,989 on December 31, 2025).

d.3.4. Regulatory taxes

The total amount charged against the Company in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,591,920 (R$ 4,509,635 on December 31, 2025). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issue by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

24. Obligations to shareholders

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

The proposal approved on March 27, 2025, at the Annual General Meeting, considered that the Operation, when carried out: (i) will apply to all shareholders of the Company, (ii) will not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

In early July, the Company carried out the reverse stock split and stock split procedure, after the term of 30 days. On July 14, 2025, an auction was held for the disposal of 22,059,698 common shares corresponding to the fractions resulting from the operation, formed from the aggregation of the fractional shares. The result of the auction, totaling R$ 455,691 already net of costs and fees, equivalent to R$ 20.66 per common share, has been made available to the holders of the fractional shares, in the appropriate proportions, as of July 23, 2025. As a result of the auction, the amount of R$ 79,373 was paid by March 31, 2026, leaving the amount of R$ 376,318 available for the former unidentified shareholders or those without complete registration data.

The unclaimed fractions of shares by the shareholders within 3 years are reverted to the Company’s shareholders’ equity at the time of their prescription.

Dividends and interest on shareholders' equity payable

On March 31, 2026 and December 31, 2025, the amount of obligations to shareholders arising from dividends and interest on shareholders’ equity payable is R$ 157,831.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2026, is represented by 2,392,125,889 common shares, once treasury shares are cancelled, as Note 25.e. (2,392,125,889 common shares on December 31, 2025). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	March 2026	December 2025

	393,267	388,236

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	15,666	10,635
Other capital reserves	23,997	23,997

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

b.3 Other capital reserves

It corresponds to the fractional shares prescribed, resulting from reverse stock splits carried out in previous years. Since they were not redeemed by the shareholders within the legal term, these fractions were reverted in favor of the Company and recorded in other capital reserves, in the amount of R$ 23,997.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

According to the Bylaws, the expansion reserve balance cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On March 31, 2026, the accumulated amount of benefits enjoyed by the Company amounts to R$ 3,143,043 (R$ 3,143,043 on December 31, 2025).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on March 27, 2025, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

90

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

On December 31, 2025, dividends and Interest on Shareholders’ Equity were calculated as follows:

2025

Net profit for the year	4,311,984
(-) Non-distributable tax incentives	(440,088)
(-) Constitution of legal reserve	(193,492)
Adjusted net profit	3,678,404

Minimum dividends calculated on the basis of 25% of adjusted profit	919,601

Distribution based on the adjusted income for the year:
Interest on Shareholders’ Equity	1,720,000
Dividends	1,379,192
Total dividends and interest on shareholders’ equity proposed and distributed	3,099,192

Withholding income tax (IRRF) on interest on shareholders’ equity	(327,576)
Total dividends and net interest on shareholders’ equity	2,771,616

Distribution based on profit reserves:
Proposed and distributed interest on shareholders’ equity	490,000
Interim/additional dividends	410,808

Total dividends (including additional dividends) and net interest on shareholders’ equity (i)	3,672,424

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2025, the amounts of R$ 2,210,000 of Interest on Shareholders’ Equity were distributed, with R$ 1,720,000 distributed based on the Income for the year 2025 and R$ 490,000 based on the expansion reserve, and Dividends of R$1,790,000 were proposed, with R$ 1,379,192 distributed based on the Income for the year 2025 and R$ 410,808 based on the expansion reserve, which were approved by the Board of Directors on December 16, 2025, totaling R$ 4,000,000.

91

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The amounts allocated until March 31, 2026 and December 31, 2025 are as follows:

Approval	Payment	Dividend

02/10/2025	04/22/2025	200,000
03/24/2025	Up to 04/30/2026	490,000
05/05/2025	07/23/2025	300,000
07/22/2025	10/21/2025	320,000
09/23/2025	10/21/2026	480,000
12/16/2025	Up to 06/30/2026	420,000
12/16/2025	12/30/2025	1,790,000

Total 2025		4,000,000

03/18/2026	04/30/2026	390,000

Total 2026		390,000

Up to March 31, 2026, the Company disbursed, through dividends and/or interest on shareholders’ equity totaling R$ 478,153 (R$ 670,044 as of March 31, 2025), of which R$ 315,927 (R$ 452,837 as of March 31, 2025) was to controlling shareholders and R$ 162,226 (R$ 217,207 as of March 31, 2025) was to non-controlling shareholders. The total dividends paid per share, expressed in reais, on March 31, 2026, is R$ 0.20 (R$ 0.28 in the same period of 2025).

The total balance as of March 31, 2026, for the “dividends and interest on shareholders’ equity payable” account, amounting to R$ 1,274,231 (R$ 1,377,150 as of December 31, 2025), of which R$ 1,116,400 (R$ 1,219,319 as of December 31, 2025) are recorded under “Dividends and interest on shareholders’ equity payable” and R$ 157,831 under “Liabilities to shareholders,” consists of unpaid amounts from prior years totaling R$ 175,208 (R$ 193,337 as of December 31, 2025) in addition to the amount of R$ 1,300,000 (R$ 1,099,023 net) in dividends and interest on shareholders’ equity for 2026 and 2025 to be paid in 2026.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

e. Treasury shares

The Company maintains treasury shares recorded at acquisition cost, in a contra account of shareholders’ equity, as established by IAS 32/CPC 39. Treasury shares do not confer voting rights or the right to receive dividends and do not generate effects on income (loss) from disposal or cancellation.

On February 12, 2025, the Board of Directors closed the previous share buyback program and approved a new one for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based compensation under the Long-Term Incentive Plan. The goal is to enhance value for shareholders through the efficient use of cash and cash equivalents and to meet the Long Term Incentive Plan (LTI).

Since the approval date of this program until December 31, 2025, the Company has repurchased 33,494 thousand shares for a total amount of R$ 748,268 and allocated 1,559 thousand shares to the LTI program.

On December 16, 2025, the Company’s Board of Directors approved the cancellation of 28,679 thousand shares held in treasury, without a share capital decrease. As a result of the cancellation of the shares, the Company’s share capital is now divided into 2,392,125,889 common shares.

On March 31, 2026, the Company holds in Treasury 3,458 (3,458 on December 31, 2025) thousand common shares, totaling R$ 78,539 (R$ 78,539 on December 31, 2025).

26.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2025)	Shares (principal) granted during the period of 2026	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period (March 2026)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2025 Grant(s)	1,383,956	May 2028	R$ 17.22	1,121,959		-	-	-	-	-	-	-	-	(61,551)	1,060,408
2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	884,346		-	-	-	-	-	-	-	-	(21,646)	862,700
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	687,088		-	-	-	-	-	-	-	-	(5,467)	681,621
Total				2,693,393		-	-			-	-	-	-	(88,664)	2,604,729
Weighted average price of the balance of grants			R$ 16.41

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2024)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period (March 2025)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	1,142,341	-	-	-	-	-	-	-	-	-	-	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,097,732	-	-	-	-	-	-	-	-	-	-	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	426,595	-	-	-	-	-	-	-	-	-	-	426,595
Total	4,015,564			2,666,668	-	-	-	-	-	-	-	-	-	-	2,666,668
Weighted average price of the balance of grants			R$ 15.16

Stock Program Table (Performance Shares and Restricted Shares)

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•        2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•        2021-2023 Plan - 3rd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•        2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

•        2024-2026 Plan - 2nd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2025–03/31/2025.

94

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

On March 31, 2026, expenses related to said long-term benefit plans totaled R$ 5,031 (R$ 6,310 on March 31, 2025). In the first quarter of 2026 and 2025, the Company did not make cash payments to participants related to the Long-Term Incentive Plan.

Termination of the share buyback program and approval of a new program

As described in Note 25.e, in February 2025, the Company’s Management approved the new program, which will allocate approximately 5 million shares acquired to share-based compensation under the Long-Term Incentive Plan. By March 31, 2026, the Company had repurchased and transferred 1.6 million shares to meet the Long Term Incentive Plan program.

27.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended March 31, 2026 is R$ 26,203 (R$ 21,680 on March 31, 2025).

In March 2025, the agreement made between TIM S.A. and C6 Bank was approved by the Cayman Islands Monetary Authority (CIMA), confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway. By December 31, 2025, the amounts related to the Agreement have been settled.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

95

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Net operating revenue	6,766,305	6,393,641	6,806,150

Gross operating revenue	10,667,223	9,467,889	10,711,472

Service revenue	10,313,513	9,169,010	10,357,762
Revenue from services - Mobile	9,609,958	8,678,415	9,609,958
Service revenue - Landline	703,555	490,595	747,804

Sale of goods	353,710	298,879	353,710

Deductions from gross revenue	(3,900,918)	(3,074,248)	(3,905,322)
Taxes levied	(1,031,087)	(1,007,386)	(1,035,491)
Discounts granted	(2,868,466)	(2,064,473)	(2,868,467)
Returns and other	(1,365)	(2,389)	(1,364)

28.	Operating costs and expenses
	Parent Company
	March 2026				March 2025
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(3,212,669)	(1,511,601)	(465,582)	(5,189,852)	(3,084,002)	(1,489,229)	(435,666)	(5,008,897)

Personnel	(7,238)	(250,929)	(111,555)	(369,722)	(10,749)	(241,726)	(105,538)	(358,013)
Outsourced services	(177,113)	(517,386)	(203,110)	(897,609)	(176,435)	(521,318)	(205,424)	(903,177)
Interconnection and connection means	(1,124,137)	-	-	(1,124,137)	(973,817)	-	-	(973,817)
Depreciation and amortization	(1,504,409)	(103,017)	(129,200)	(1,736,626)	(1,542,858)	(102,910)	(100,148)	(1,745,916)
Taxes, fees and contributions	(45,423)	(216,761)	(12,167)	(274,351)	(39,481)	(219,538)	(11,013)	(270,032)
Rentals and reinsurance	(126,872)	(42,615)	(7,856)	(177,343)	(130,789)	(39,948)	(8,732)	(179,469)
Cost of goods sold	(224,695)	-	-	(224,695)	(208,748)	-	-	(208,748)
Advertising	-	(148,367)	-	(148,367)	-	(168,844)	-	(168,844)
Losses on doubtful accounts	-	(225,857)	-	(225,857)	-	(182,045)	-	(182,045)
Other	(2,782)	(6,669)	(1,694)	(11,145)	(1,125)	(12,900)	(4,811)	(18,836)

97

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Consolidated

	March 2026
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(3,242,018)	(1,517,724)	(470,767)	(5,230,509)

Personnel	(16,873)	(251,640)	(114,116)	(382,629)
Outsourced services	(196,713)	(521,488)	(205,331)	(923,532)
Interconnection and connection means	(1,124,137)	-	-	(1,124,137)
Depreciation and amortization	(1,504,504)	(104,799)	(129,338)	(1,738,642)
Taxes, fees and contributions	(45,441)	(216,761)	(12,167)	(274,369)
Rentals and reinsurance	(126,872)	(42,615)	(7,946)	(177,433)
Cost of goods sold	(224,695)	-	-	(224,695)
Advertising	-	(148,367)	-	(148,367)
Losses on doubtful accounts	-	(225,386)	-	(225,386)
Other	(2,783)	(6,668)	(1,869)	(11,319)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company totaling R$ 7,701 (R$ 8,452 on March 31, 2025). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other revenues (expenses), net

	Parent Company		Consolidated
	March 2026	March 2025	March 2026
Revenues
Fines on telecommunication services	30,344	26,961	30,344
Revenue on disposal of assets	4,831	1,438	4,831
Other revenues (i)	95,695	17,546	95,727
	130,870	45,945	130,902
Expenses
FUST/FUNTTEL (ii)	(41,060)	(40,548)	(41,060)
Taxes, fees and contributions	(1,647)	(6,857)	(1,647)
Provision for legal and administrative proceedings, net of reversal
	(114,772)	(58,011)	(114,772)
Expenses on disposal of assets	(1,849)	(2,524)	(1,849)
Other expenses	(4,621)	(3,964)	(4,620)
	(163,949)	(111,904)	(163,948)

Other revenues (expenses), net	(33,079)	(65,959)	(33,046)

98

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i)	Mainly represents deferred revenue on the towers sold, of which R$ 84,172 as of March 31, 2026 (R$ 13,524 as of March 31, 2025). The increase in the period is related to the execution in 2026 due to the renegotiation of the contract with ATC, as described in Note 17.

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Financial revenues	380,296	305,305	381,450
Interest on interest earning bank deposits	197,511	167,114	198,635
Interest received from customers	14,826	9,081	14,826
Swap interest (iii)	96,159	87,766	96,159
Interest on lease	7,137	7,083	7,137
Inflation adjustment(i)	58,616	29,384	58,645
Other revenue	6,047	4,877	6,048

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

31.	Financial expenses

	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Financial expenses	(908,865)	(870,530)	(910,783)
Interest and inflation adjustment on loans and financing	(60,441)	(80,402)	(62,162)
Interest on taxes and rates	(107,017)	(79,812)	(107,017)
Swap interest	(76,956)	(93,270)	(76,956)
Interest on lease liabilities, net of cancellations	(470,548)	(379,446)	(470,606)
Inflation adjustment(i)	(114,134)	(41,432)	(114,134)
Discounts granted	(16,699)	(11,638)	(16,748)
Other derivatives(ii)	-	(165,780)	-
Other expenses	(63,070)	(18,750)	(63,160)

(i) A substantial part is related to inflation adjustment of judicial and administrative proceedings, of R$ 115,135 (R$ 38,298 on March 31, 2025); and

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the 1st quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms.

32.	Foreign exchange variations, net

	Parent Company		Consolidated
	March 2026	March 2025	March 2026
Revenues
Suppliers	40,436	2,401	40,484
Swap (i)	-	32,074	-
Accounts receivable	7,513		7,513
Financial assets (ii)	4,377	16,062	4,377
	52,326	50,537	52,374
Expenses
Suppliers	(3,434)	(16,703)	(3,502)
Swap (i)	-	(2,401)	-
Accounts receivable	(27,301)	(64,674)	(27,301)
Financial assets (ii)	(22,096)		(22,096)
	(52,831)	(83,778)	(52,899)

Net foreign exchange variations	(505)	(33,241)	(525)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(i) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 36).

(ii) Refers to the foreign exchange variation affecting Fundo 5G, as per Note 12.

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	March 2026	March 2025

Income attributable to the Company’s shareholders	817,093	797,622

Weighted average number of shares outstanding (thousands)	2,388,668	2,420,740

Basic earnings per share (in R$)	0.34	0.33

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	March 2026	March 2025

Income attributable to the Company’s shareholders	817,093	797,622

Weighted average number of shares outstanding (thousands)	2,389,282	2,420,843

Diluted earnings per share (in R$)	0.34	0.33

The calculation of diluted earnings per share considered 614 (103 thousands on March 31, 2025) shares related to the long-term, as mentioned in Note 26.

The reverse stock split operation, as described in Note 24, did not impact the calculation of basic and diluted earnings per share, as there was no change in the weighted average number of shares outstanding.

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, parent company and associated companies are as follows:

	Assets
	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Telecom Italia Sparkle(i)	4,427	8,391	4,427
TI Sparkle(iii)	-	5	-
TIM Brasil (vii)	23,125	23,183	23,125
Telecom Italia S.p.A. (ii)	18,102	5,850	18,102
I-Systems (ix)	53,113	53,538	53,113
Other	97	97	97
Total	98,864	91,064	98,864

	Liabilities
	Parent Company		Consolidated
	March 2026	December 2025	March 2026

Telecom Italia S.p.A. (ii)	104,721	90,846	104,721
Telecom Italia Sparkle (i)	4,332	6,407	4,332
TI Sparkle (iii)	3,773	2,402	3,773
TIM Brasil (iv)	10,858	10,858	10,858
I-Systems(viii)	70,178	56,027	70,178
TIM Brasil (x)	742,095	791,797	742,095
V8.Tech	2,416	-	-
Other	7,230	4,138	7,230
Total	945,603	962,475	943,187

	Revenues
	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Telecom Italia S.p.A. (ii)	14,105	9,981	14,105
Telecom Italia Sparkle(i)	1,391	1,361	1,391
TI Sparkle(iii)	19	82	19
I Systems(ix)	555	423	555
Total	16,070	11,847	16,070

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Cost / Expense
	Parent Company		Consolidated
	March 2026	March 2025	March 2026

Telecom Italia S.p.A. (ii)	45,586	47,081	45,586
Telecom Italia Sparkle(i)	445	1,183	445
TI Sparkle(iii)	3,773	3,093	3,773
Vivendi Group(v)	-	1,149	-
Gruppo Havas(vi)	-	126,923	-
I-Systems(viii)	110,222	102,835	110,222
Other	7,900	8,599	7,900
Total	167,926	290,863	167,926

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS. In May 2025, the Vivendi Group ceased to be a related party.

(vi) From the values described above, in the result, they referred to advertising services, of which, R$ 99,433 on March 31, 2025 were related to media transfers. As of March 31, 2026, there are no recorded amounts, since Gruppo Havas ceased to be a related party in May 2025.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x) The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On March 31, 2026, the Company invested R$ 122 (R$ 1,154 on March 31, 2025).

Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	March 2026	03/2025

Short-term benefits	6,923	6,625
Share-based remuneration	2,162	3,289
	9,085	9,914

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Foreign exchange variation risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial income (loss) and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On March 31, 2026 and December 31, 2025, the company’s loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issue of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2026 and December 31, 2025, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2026 and December 31, 2025 or revenues from services rendered during the periods ended March 31, 2026 and 2025.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The Company's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended March 31, 2026 and 2025. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of March 31, 2026 and December 31, 2025.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 20.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	March 2026		December 2025
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	447,706	137,018	452,203	168,711

	447,706	137,018	452,203	168,711

Current portion	(447,706)	(137,018)	(452,203)	(168,711)
Non-current portion	-	-	-	-

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 17 and 20.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Financial instruments measured at fair value:

	March 2026
	Level 1	Level 2	TOTAL

Total assets	2,211,180	623,023	2,834,203

Financial assets at fair value through profit or loss	2,211,180	623,023	2,834,203

Derivative financial instruments	-	447,706	447,706
Marketable securities (i)	1,884,411	-	1,884,411
Financial assets	326,769	175,317	502,086

Total liabilities	-	203,062	203,062

Financial liabilities at fair value through profit or loss	-	203,062	203,062

Derivative financial instruments	-	137,018	137,018
Contingent consideration – earn-out		66,044	66,044

(i) Includes the amount of R$ 5,458, referring to marketable securities of the subsidiary V8.Tech.

	December 2025
	Level 1	Level 2	TOTAL

Total assets	2,639,447	627,520	3,266,967

Financial assets at fair value through profit or loss	2,639,447	627,520	3,266,967

Derivative financial instruments	-	452,203	452,203
Marketable securities	2,300,655	-	2,300,655
Financial assets	338,792	175,317	514,109

Total liabilities	-	168,711	168,711

Financial liabilities at fair value through profit or loss	-	168,711	168,711

Derivative financial instruments	-	168,711	168,711

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•        Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.

•        The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.

•        Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On March 31, 2026, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2026 and December 31, 2025 are shown in the following table:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

March 31, 2026

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
BRL	IPCA x DI	BNB	XP & ITAU	354,785	355,628	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,108,842	2,116,563	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	316,499	317,443	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2025

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
BRL	IPCA x DI	BNB	XP & ITAU	399,975	400,926	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,060,566	2,062,508	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	329,567	330,551	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Mar 2026	2,649,273	-	2,649,273	(2,338,232)	311,041	-	-

CDI	Probable	2,649,273	-	2,649,273	(2,338,232)	311,041	-	-
	Possible	2,649,273	-	2,649,273	(2,349,680)	299,593	(11,447)	(11,447)
	Remote	2,649,273	-	2,649,273	(2,361,071)	288,202	(22,839)	(22,839)
IPCA	probable	2,649,273	-	2,649,273	(2,338,232)	311,041	-	-
	possible	2,590,082	(59,191)	2,590,082	(2,338,232)	251,850	(59,191)	-
	remote	2,534,033	(115,241)	2,534,033	(2,338,232)	195,801	(115,241)	-

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	IPCA

CDI	Probable	14.65%	4.14%
	Possible	18.31%	4.14%
	Remote	21.98%	4.14%
IPCA	Probable	14.65%	4.14%
	Possible	14.65%	5.18%
	Remote	14.65%	6.21%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2026 were carried out considering, basically, the assumptions related to changes in market interest rates and the foreign currency

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

change, used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	March 2026	March 2025
Net income (loss) from derivative operations	19,203	(7,904)
Income (loss) from operations with other derivatives	-	(165,780)

Capital management

The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the Company's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Parent Company
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2025	2,778,723	13,764,868	(283,492)
Inflow	-	1,110,373	-
Cancellations/Terminated	-	(578,923)	-
Financial charges	61,760	462,784	(19,203)
Net foreign exchange variations	-	-	-
Receipts /(payments) of principal (i)	(66,039)	(374,045)	-
Payment of interest	(4,380)	(479,902)	(7,993)

March 31, 2026	2,770,064	13,905,155	(310,688)

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2025	2,778,723	13,764,868	(283,492)
Balance of acquired company	65,164	2,089	-
Inflow	-	1,110,731	-
Cancellations/Terminated	-	(578,923)	-
Financial charges	63,481	462,843	(19,203)
Net foreign exchange variations	-	-	-
Receipts /(payments) of principal (i)	(70,547)	(374,145)	-
Payment of interest	(4,823)	(479,989)	(7,993)

March 31, 2026	2,831,998	13,907,474	(310,688)

	Parent Company
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Inflow	-	671,953	-
Cancellations/Terminated (ii)	-	(57,466)	522,822
Financial charges	80,853	388,647	5,503
Net foreign exchange variations	(2,401)	-	2,401
Payments of principal (i)	(98,956)	(401,805)	-
Payment of interest	(6,996)	(390,114)	(4,639)

March 31, 2025	3,008,001	12,787,061	(152,347)

(i) Lease liability payments include payments of fines of R$ 23 million (R$ 31 million in 2025).

(ii) It refers to the impact of the agreement with C6 where the derivatives were fully written off during the period.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

37.	Pension plan and other post-employment benefits

	March 2026	December 2025

FUNCESP Plans, Healthcare Plans (FIBER Healthcare Plan), PAMEC/asset policy and medical plan	4,485	4,485

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2026 (In thousands of reais, unless otherwise indicated)

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2026, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, environmental risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 480,037
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 150,000
Environmental risks	R$ 10,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

39. Supplementary information to the cash flow

Parent Company Consolidated

	March 2026	March 2025	March 2026
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,067,157)	(664,702)	(1,067,174)
Increase in lease liabilities - no cash effect	1,110,373	671,953	1,110,408
Dividends/interest on shareholders’ equity approved and not yet paid.	(1,300,000)	(2,740,000)	(1,300,000)
Receivables - C6 Agreement	-	468,000	-
Contingent consideration – earn-out and withheld amount – acquisition of V8	(75,991)	-	(75,991)

114

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2026, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 5th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

115

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A. (“Company”), declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s quarterly information for the period ended March 31, 2026.

Rio de Janeiro, May 5th, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

116

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A. (“Company”), declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s quarterly information for the period ended March 31, 2026.

Rio de Janeiro, May 5th, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer